Filed Pursuant to Rule 424(b)(5)
Registration No. 333-161738

Prospectus supplement

(To prospectus dated September 4, 2009)

5,000,000 shares

Common stock

We are offering 5,000,000 shares of our common stock, no par value per share.

Our common stock is listed on the NASDAQ Global Select Market under the symbol “WBCO”. The last reported sale price of our common stock on the NASDAQ Global Select Market on November 23, 2009 was $9.30 per share. You are urged to obtain current market data and should not use the market price as of November 23, 2009 as a prediction of the future market price of our common stock.

Investing in our common stock involves risks. See “Risk factors” beginning on page S-9 of this prospectus supplement. You should also consider the risk factors described in the documents incorporated by reference into this prospectus supplement and the accompanying prospectus.

	Per share	Total
Public offering price	$9.00	$45,000,000
Underwriting discounts and commissions	$0.45	$2,250,000
Proceeds, before expenses, to us	$8.55	$42,750,000

We have granted the underwriters an option for a period of 30 days from the date of this prospectus supplement to purchase up to 750,000 additional shares of our common stock at the public offering price less the underwriting discounts and commissions to cover over-allotments. If the underwriters exercise this option in full, the total underwriting discounts and commissions will be $2.6 million and total proceeds, before expenses, to us will be $49.2 million.

Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

Our common stock is not a deposit or savings account and is not insured by the Federal Deposit Insurance Corporation or any other governmental agency or instrumentality.

The underwriters expect to deliver the shares against payment on or about November 30, 2009.

RBC CAPITAL MARKETS

FIG PARTNERS, LLC	MCADAMS WRIGHT RAGEN, INC.	WUNDERLICH SECURITIES

The date of this prospectus supplement is November 24, 2009

S-i

ABOUT THIS PROSPECTUS SUPPLEMENT

We provide information to you about our common stock in two separate documents. First, this prospectus supplement describes the specific terms of this offering of our common stock and also adds to and updates information contained in the accompanying prospectus and the documents incorporated by reference into the accompanying prospectus. Second, the accompanying prospectus provides general information about securities we may offer from time to time, including securities other than the common stock being offered by this prospectus supplement. Some of the information in the accompanying prospectus may not apply to this offering. If the information in this prospectus supplement is inconsistent with the accompanying prospectus, you should rely on this prospectus supplement.

In making your investment decision, you should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus and any relevant free writing prospectus. We have not authorized anyone to provide you with any other information. If you receive any information not authorized by us, you should not rely on it. We are not, and the underwriters are not, making an offer to sell the common stock in any jurisdiction where the offer or sale is not permitted. You should not assume that the information contained or incorporated by reference into this prospectus supplement or the accompanying prospectus or any relevant free writing prospectus is accurate as of any date other than its respective date.

It is important for you to read and consider all of the information contained in this prospectus supplement and the accompanying prospectus in making your investment decision. You also should read and consider the information in the documents we have referred you to in “Where you can find more information” on page S-34 of this prospectus supplement and page 3 of the accompanying prospectus.

We include cross-references in this prospectus supplement and the accompanying prospectus to captions in these materials where you can find additional related discussions. The table of contents in this prospectus supplement provides the pages on which these captions are located.

References to “the Company,” “we,” “our,” or “us” in this prospectus supplement refer to Washington Banking Company, a Washington corporation, unless otherwise specified or the context otherwise requires. References to “the Bank” or “Whidbey Island Bank” refer to Whidbey Island Bank, a Washington state-chartered bank.

S-ii

INCORPORATION OF DOCUMENTS BY REFERENCE

The SEC allows us to “incorporate by reference” into this prospectus supplement information in other documents we file with the SEC, which means that we can disclose important information to you by referring you to those documents. Information incorporated by reference into this prospectus supplement is considered to be part of this prospectus supplement.

Other than any portions of any such documents that are not deemed “filed” under the Exchange Act in accordance with the Exchange Act and applicable SEC rules, we incorporate by reference the documents listed below and any filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, or the “Exchange Act,” after the date of this prospectus supplement and prior to the time that we sell all the securities offered by this prospectus supplement:

•

Our Annual Report on Form 10-K for the year ended December 31, 2008, including information specifically incorporated by reference into our Form 10-K from our definitive Proxy Statement for our 2009 annual meeting of shareholders filed March 20, 2009;

•	Our Quarterly Reports on Form 10-Q for the quarters ended March 31, June 30 and September 30, 2009;

•	Our Current Reports on Form 8-K filed January 20, January 23, April 24, July 24, September 11, October 23, November 18 and November 23, 2009; and

•

The description of our common stock contained in our Form 8-A12B for Registration of Certain Classes of Securities Pursuant to Section 12(b) or (g) of the Exchange Act, filed June 22, 1998, including any amendment or report filed to update such description.

You may request a copy of these filings, other than an exhibit to a filing unless that exhibit is specifically incorporated by reference into that filing, at no cost, by writing to or calling us at the following address:

Richard Shields

Executive Vice President and Chief Financial Officer

Washington Banking Company

450 SW Bayshore Drive

Oak Harbor, Washington 98277

(360) 679-3121

S-iii

FORWARD-LOOKING STATEMENTS

This prospectus supplement, the accompanying prospectus and the information incorporated by reference into them include forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Exchange Act, which are intended to be covered by the safe harbor for “forward-looking statements” provided by the Private Securities Litigation Reform Act of 1995. These statements may include statements that expressly or implicitly predict future results, performance or events. Statements other than statements of historical fact are forward-looking statements. You can find many of these statements by looking for words such as “anticipates,” “expects,” believes,” “estimates” and “intends” and words or phrases of similar meaning. We make forward-looking statements regarding projected sources of funds, use of proceeds, availability of acquisition and growth opportunities, ability to repay preferred stock issued under the TARP Capital Purchase Program, dividends, adequacy of our allowance for loan and lease losses and provision for loan and lease losses, our commercial real estate portfolio and subsequent charge-offs. Forward-looking statements involve substantial risks and uncertainties, many of which are difficult to predict and are generally beyond our control. There are many factors that could cause actual results to differ materially from those contemplated by these forward-looking statements. Risks and uncertainties that could cause our financial performance to differ materially from our goals, plans, expectations and projections expressed in forward-looking statements include those set forth in our filings with the SEC, including Item 1A of our Annual Report on Form 10-K as updated and supplemented in our filings on Form 10-Q and Form 8-K, and the following:

•	our ability to attract new deposits and loans;

•	demand for financial services in our market areas;

•	competitive market pricing factors;

•	deterioration in economic conditions that could result in increased loan losses;

•	risks associated with concentrations in real estate related loans;

•	market interest rate volatility;

•	stability of funding sources and continued availability of borrowings;

•	changes in legal or regulatory requirements or the results of regulatory examinations that could restrict growth;

•	our ability to recruit and retain key management and staff;

•	risks associated with merger and acquisition integration;

•	significant decline in the market value of the Company that could result in an impairment of goodwill;

•	our ability to raise capital or incur debt on reasonable terms;

•	regulatory limits on the Bank’s ability to pay dividends to the Company;

•	effectiveness of the Emergency Economic Stabilization Act of 2008 (the “EESA”) and other legislative and regulatory efforts to help stabilize the U.S. financial markets;

•	future legislative or administrative changes to the TARP Capital Purchase Program enacted under the EESA; and

•

The impact of the EESA and the American Recovery and Reinvestment Act (the “ARRA”) and related rules and regulations on the Company’s business operations and competitiveness, including the impact of executive compensation restrictions, which may impact the Company’s ability to retain and recruit executives in competition with other firms who do not operate under those restrictions.

S-iv

For a more detailed discussion of some of the risk factors, see the section entitled “Risk factors” below. We do not intend to update any factors or to publicly announce revisions to any of our forward-looking statements. You should consider any forward-looking statements in light of this explanation, and we caution you about relying on forward-looking statements.

Market, ranking and other data

In this prospectus supplement and in the documents incorporated by reference herein, we refer to information regarding market data obtained from internal sources, market research, publicly available information and industry publications. Estimates are inherently uncertain, involve risks and uncertainties and are subject to change based on various factors, including those discussed under the caption “Risk factors” in this prospectus supplement.

S-v

SUMMARY

The following information about this offering summarizes, and should be read in conjunction with, the information contained in this prospectus supplement and in the accompanying prospectus, and the documents incorporated into them by reference.

The Company

Washington Banking Company is a bank holding company incorporated under the laws of the State of Washington. We conduct our business primarily through our wholly-owned subsidiary, Whidbey Island Bank, a Washington state-chartered commercial bank that was originally formed in 1961. The Bank considers Island, San Juan, Skagit, Snohomish and Whatcom Counties, Washington as its primary market areas. The Bank conducts its business primarily from its main office in Oak Harbor, Washington and 18 branch offices. The Bank is a community-oriented bank which provides a full range of personal and business banking services.

As of September 30, 2009, we had consolidated total assets of approximately $959.7 million, net loans of $800.4 million, deposits of $812 million and shareholders’ equity of $109.6 million.

Our common stock is traded on the NASDAQ Global Select Market under the ticker symbol “WBCO”. Our principal executive office is located at 450 SW Bayshore Drive, Oak Harbor, Washington 98277. Our telephone number is (360) 679-3121. Our website is located at https://www.wibank.com. The information contained on our website is not a part of this prospectus supplement.

Along with our subsidiaries, we are subject to the regulations of state and federal agencies and undergo periodic examinations by these regulatory agencies. See “Supervision and Regulation” in our Annual Report on Form 10-K for the year ended December 31, 2008, which is incorporated by reference into this prospectus supplement and the accompanying prospectus.

Business strategy

Our strategy is one of value-added growth. Management believes that qualitative and sustainable growth of the Company, coupled with maintaining profitability, is currently the most appropriate path to providing good value for its shareholders. To date, our growth has been achieved organically and management attributes the Company’s reputation for focusing on customer service and satisfaction as one of the cornerstones to our success. Our primary objectives are to improve profitability and operating efficiencies, increase market penetration in areas currently served and to continue an expansion strategy in appropriate market areas.

Our geographical expansion to date has primarily been concentrated along the I-5 corridor from Snohomish to Whatcom Counties; however, additional areas will be considered if they meet our criteria. Acquisition of banks or branches may also be used as a means of expansion if appropriate opportunities are presented. The primary factors considered in determining the areas of geographic expansion are the availability of knowledgeable personnel, such as managers and lending officers with experience in their fields of expertise, longstanding community presence and extensive banking relationships, customer demand and perceived market potential.

Management believes that increasing the success of current branches and expanding into appropriate marketplaces while managing up-front costs is an excellent way to build franchise value and increase business. Our strategy is to support our employees in providing a high level of personal service to our customers while expanding the loan, deposit and investment products and other services that we offer. Maintenance of asset quality will be emphasized by controlling nonperforming assets and adhering to prudent underwriting standards. In addition, management will maintain its focus on improving operating efficiencies and internal operating systems to further manage noninterest expense.

Growth requires expenditures of substantial sums to purchase or lease real property and equipment and to hire experienced personnel. New branch offices are often not profitable for a period of time after opening and management expects that earnings may be negatively affected in the short term by new branch offices.

Recent developments

Our results for the nine months ended September 30, 2009, and significant items for the third quarter of 2009 were as follows:

Highlights

•

Capital ratios again exceeded the regulatory requirements for well-capitalized institutions, with Tier 1 capital to risk-adjusted assets at 15.14%, compared to 11.81% a year earlier, and tangible common equity to tangible assets at 8.82%, compared to 8.66% a year earlier.

•	Nonperforming assets to total assets increased to 0.85%, up from 0.50% a year earlier.

•	Loan loss reserves increased to 1.95% of total loans, up 55 basis points year-over-year.

•	The provision for loan losses was $2.5 million in the third quarter, bringing year-to-date provisions to $8 million.

•	Pretax pre-provision income grew 5% in the quarter and 26% year-over-year to $4.9 million compared to $4.7 million in the second quarter and $3.9 million a year ago.

•	Total loans were $816 million, slightly down from $823 million.

•	Book value per common share increased 7% to $8.87 compared to $8.32 a year earlier.

•	Deposits increased 4% to $812 million with noninterest-bearing demand deposits up 16% year-over-year.

•	The Bank remains the No. 1 bank in deposits in Island County, Washington, with its market share rising to 45.5% of deposits in the county as of June 2009.

Credit quality

•

Nonperforming assets totaled $8.2 million or 0.85% of total assets at September 30, 2009, compared to $10.1 million or 1.08% of total assets at June 30, 2009, and $4.6 million or 0.50% of total assets a year ago. Nonperforming assets consist of nonaccrual loans, accruing loans 90 days or more past due, restructured loans and other real estate owned (“OREO”).

•

Net charge-offs in the third quarter were $1.4 million or 67 basis points of average loans on an annualized basis, compared to $1.2 million or 57 basis points of average loans for the same quarter a year ago. Year-to-date net charge-offs were $4.3 million or 70 basis points of average loans, compared to $2.8 million or 46 basis points for average loans in the first nine months of 2008. Net charge-offs in the indirect lending portfolio were $448,000 in the third quarter, compared to $228,000 in the second quarter, and $527,000 in the third quarter a year ago. Year-to-date, indirect net charge-offs were $1.1 million or 1.41% of average indirect loans, compared to $932,000 or 1.12% of indirect loans in the first nine months of 2008.

•

Boosted by the $8 million provision for loan losses booked in the first nine months of 2009, the allowance for loan losses increased to $15.9 million or 1.95% of total loans at quarter end, compared to $11.5 million or 1.40% at September 30, 2008.

Capital

Our capital ratios were very strong at the end of the third quarter, which included the $26.4 million raised from the sale of shares of our preferred stock to the U.S. Treasury (the “Treasury”) in January of this year. Our Tier 1 capital ratio was 15.14%, up from 14.99% at June 30, 2009 and 11.81% a year ago. Our total risk-based capital ratio was 16.39% at September 30, 2009, compared to 16.24% at June 30, 2009 and 13.06% at September 30, 2008. All regulatory ratios continue to exceed the “well-capitalized” requirements established by regulators. Our tangible common equity at quarter end was equal to 8.82% of total assets.

Balance sheet

•

At September 30, 2009, total assets increased 5% to $960 million compared to $912 million a year ago. Total net loans decreased 1% to $800 million from $812 million a year ago and $806 million at the end of the second quarter of 2009.

•

Total deposits were up 3% in the quarter and 4% year-over-year at $812 million at September 30, 2009, compared to $788 million at the end of June and $784 million a year ago. Noninterest-bearing demand deposits increased 16% year-over-year, now representing 13% of total deposits. Year-over-year, money market accounts decreased 1% and now comprise 19% of total deposits. Time deposits also declined 1% to $369 million and accounted for 45% of total deposits with a very small component of brokered deposits. Core deposits, excluding brokered CDs and time deposits over $100,000 represent 76% of all deposits, up from 74% a year ago.

•

Retained earnings increased 7% to $48.6 million, bringing common shareholder equity to $8.87 per share at September 30, 2009, compared to $8.32 per share a year ago. Including the $26.4 million capital infusion from the shares of our preferred stock sold to the Treasury, total shareholders’ equity was $109.6 million.

Operating results

•

Bolstered by premiums received from loan sales and new account fees, revenue (fully tax equivalent) was $12.5 million in the third quarter of 2009, compared to $12.0 million for the second quarter and $11.6 million a year ago. Net interest income, before the provision for loan losses, grew 9% to $10.4 million in the third quarter from $9.6 a year ago and increased 6% from the linked quarter of $9.8 million. Year-to-date revenue increased 5% to $36.0 million from $34.1 million in the first nine months a year ago. Net interest income before provision for loan losses increased 4% to $29.6 million from $28.5 million a year ago.

•

Noninterest income totaled $1.8 million in the third quarter, down 11% from $2.1 million in the preceding quarter and down 1% from $1.9 million a year ago. Year-to-date, noninterest income grew 12% to $5.9 million from $5.3 million in the first nine months of 2008.

•

Net interest margin was 4.72% in the third quarter of 2009, up 15 basis points from the second quarter and 8 basis points from the year ago quarter. Year-to-date, the net interest margin was 4.60% down from 4.62% in the like period a year ago.

•

Third quarter noninterest expense was up 3% in the quarter and down 3% year-over-year primarily related to the higher FDIC premiums, increased costs for OREO management and higher occupancy expenses from our new administration facilities. Operating expenses were $7.4 million in the third quarter compared to $7.2 million in the second quarter and $7.6 million in the third quarter a year ago. For the first nine months of 2009, noninterest expense was $21.1 million, up 2% from $20.8 million in the first nine months of 2008.

•

The efficiency ratio during the third quarter of 2009 was 59.20%, compared to 59.72% reported in the second quarter, and 65.26% a year ago. Year-to-date, the efficiency ratio improved to 58.70% compared to 60.94% in the first nine months of 2008. Return on average assets and return on average common equity were 0.70% and 5.95%, respectively, for the third quarter of 2009 and 0.65% and 5.34%, respectively, for the first nine months of 2009.

The offering

Issuer	Washington Banking Company, a Washington corporation

Common stock offered	5,000,000 shares, no par value per share. We have also granted the underwriters a 30-day option to purchase up to 750,000 additional shares.

Common stock outstanding immediately following this offering	14,547,946 shares[1].

Use of proceeds	We estimate that the net proceeds of this offering will be approximately $42.8 million (or $49.2 million upon the exercise of the over-allotment option in full) after deducting underwriting commissions and expenses. We expect to use the net proceeds from the sale of our common stock for general corporate purposes, which may include capital to support acquisitions and to position us for eventual redemption of our Series A preferred stock issued to the Treasury under the TARP Capital Purchase Program.

Dividend policy	The payment of future cash dividends on our common stock is at the discretion of our Board of Directors and subject to a number of factors including TARP related limits, financial performance, capital adequacy, regulatory compliance and cash resources. In addition, there are limitations on the ability of the Bank to pay dividends to the Company, which in turn limits our ability to pay dividends to holders of common stock.

Trading symbol for our common stock	Our common stock is listed on the NASDAQ Global Select Market under the trading symbol “WBCO”.

U.S. federal tax considerations	For a discussion of certain U.S. federal income and estate tax consequences of the acquisition, holding and disposition of shares of our common stock, see “Certain material U.S. federal tax considerations.”

Risk Factors	You should carefully consider the information set forth in the section of this prospectus supplement entitled “Risk factors” as well as the other information included in or incorporated by reference into this prospectus supplement before deciding whether to invest in the shares of our common stock.

1	The number of shares of our common stock to be outstanding immediately following this offering (i) is based on the number of shares outstanding as of November 23, 2009, (ii) assumes no exercise of the underwriters’ over-allotment option and (iii) excludes 825,125 shares of our common stock reserved for issuance under our equity plans, under which restricted stock units with respect to, and options to purchase a total of, 241,845 shares were outstanding as of November 23, 2009 (with options to purchase 111,384 being exercisable).

Summary consolidated financial data

The following table sets forth summary consolidated financial data of the Company. The financial data as of and for the nine months ended September 30, 2009 and 2008 have been derived from our unaudited consolidated financial statements contained in our Quarterly Reports on Form 10-Q filed with the SEC. The financial data as of and for the years ended December 31, 2008, 2007, 2006, 2005 and 2004 have been derived from our audited consolidated financial statements contained in our Annual Reports on Form 10-K filed with the SEC. The summary consolidated financial results are not indicative of our expected future operating results. The following summary historical consolidated financial information should be read together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the historical consolidated financial statements and notes thereto incorporated by reference into this prospectus supplement and the accompanying prospectus.

	Nine months ended September 30,		Years ended December 31,
	2009	2008	2008	2007	2006	2005	2004
	(In thousands, except per share amounts)
Operating data:
Total interest income	$40,570	$44,637	$58,782	$62,368	$55,185	$45,582	$38,319
Total interest expense	10,990	16,161	20,834	24,810	18,441	11,566	8,837

Net interest income	29,580	28,476	37,948	37,558	36,744	34,016	29,482
Provision for loan losses	7,950	3,150	5,050	3,000	2,675	2,250	3,500

Net interest income after provision	21,630	25,326	32,898	34,558	34,069	31,766	25,982

Service charges on deposits	2,620	2,145	2,987	3,135	3,296	3,150	2,986
Other noninterest income	3,305	3,162	3,899	4,355	3,954	4,357	3,830

Total noninterest income	5,925	5,307	6,886	7,490	7,250	7,507	6,816
Noninterest expense	21,112	20,788	27,523	28,471	27,530	25,225	23,267

Income before income taxes	6,443	9,845	12,261	13,577	13,789	14,048	9,531
Provision for income taxes	1,965	3,183	3,929	4,179	4,298	4,580	2,985

Loss from discontinued operations, net of tax	—	—	—	—	—	—	370

Net income before preferred stock dividends	4,478	6,662	8,332	9,398	9,491	9,468	6,176
Preferred stock dividends and discount accretion	1,185	—	—	—	—	—	—
Net income available to common shareholders	$3,292	$6,662	$8,332	$9,398	$9,491	$9,468	$6,176

Average number of shares outstanding, basic	9,519,000	9,457,000	9,465,000	9,365,000	9,217,000	9,098,000	9,012,000
Average number of shares outstanding, diluted	9,541,000	9,514,000	9,513,000	9,493,000	9,490,000	9,428,000	9,326,000

Per common share data(1):
Net income per common share, basic	0.35	0.70	0.88	1.00	1.03	1.04	0.69
Net income per common share, diluted	0.35	0.70	0.88	0.99	1.00	1.00	0.66
Book value per common share	8.87	8.32	8.47	7.78	7.07	6.27	5.48
Dividends per common share	0.16	0.19	0.26	0.23	0.20	0.18	0.18

Balance sheet data:
Total assets	959,666	912,462	899,631	882,289	794,545	725,976	657,724
Federal funds sold	25,365	17,410	—	—	—	21,095	—
Loans receivable	816,316	823,089	823,068	805,862	719,580	630,258	579,980
Allowance for loan losses	15,882	11,488	12,250	11,126	10,048	8,810	7,903
Other real estate owned	5,012	669	2,226	1,440	363	—	1,222
Deposits	812,018	783,741	747,159	758,354	703,767	637,489	563,001
Overnight borrowings	—	—	11,640	20,500	3,075	—	22,000
Other borrowed funds	10,000	20,000	30,000	—	—	10,000	5,000
Junior subordinated debentures	25,774	25,774	25,774	25,774	15,007	15,007	15,007
Shareholders’ equity	109,592	78,983	80,560	73,570	66,393	57,849	49,591

	Nine months ended September 30,		Years ended December 31,
	2009	2008	2008	2007	2006	2005	2004
	(In thousands, except per share amounts)
Selected performance ratios(2):
Return on average assets(3)	0.65%	1.00%	0.94%	1.12%	1.25%	1.37%	0.98%
Return on average equity(4)	5.34%	11.68%	10.82%	13.53%	15.36%	17.87%	13.37%
Net interest margin (fully tax-equivalent)(5)	4.60%	4.62%	4.60%	4.89%	5.25%	5.33%	5.12%
Net interest spread(6)	4.24%	4.18%	4.18%	4.32%	4.73%	4.99%	4.86%
Noninterest expense to average assets	3.04%	3.12%	3.09%	3.40%	3.64%	3.64%	3.71%
Efficiency ratio (fully tax-equivalent)(7)	58.70%	60.94%	60.90%	62.31%	62.07%	60.37%	63.55%
Dividend payout ratio(8)	33.00%	27.03%	29.01%	23.07%	19.58%	16.97%	23.24%

Asset quality ratios:
Nonperforming loans to period-end loans	0.39%	0.47%	0.23%	0.35%	0.51%	0.34%	0.48%
Allowance for loan losses to period-end loans	1.95%	1.40%	1.49%	1.38%	1.40%	1.40%	1.36%
Allowance for loan losses to nonperforming loans	499.60%	295.46%	638.67%	391.90%	276.19%	408.06%	281.05%
Nonperforming assets to total assets	0.85%	0.50%	0.46%	0.48%	0.50%	0.30%	0.61%
Net loan charge-offs to average loans outstanding	0.70%	0.46%	0.48%	0.25%	0.20%	0.22%	0.32%
Total risk-based capital	16.39%	13.06%	13.23%	12.45%	11.52%	11.52%	11.40%
Tier 1 risk-based capital	15.14%	11.81%	11.98%	11.14%	10.27%	10.28%	10.15%
Leverage ratio(9)	14.16%	11.68%	11.68%	11.29%	10.24%	10.26%	9.87%
Average common equity to average assets	8.89%	8.59%	8.65%	8.30%	8.17%	7.65%	7.36%

Other data:
Number of banking offices	18	19	19	20	20	19	18
Number of full time equivalent employees	279	259	258	283	324	296	289

(1)	Per share data adjusted for the 5-for-4 stock split distributed on September 6, 2006, 4-for-3 stock split distributed on May 17, 2005 and 15% stock dividend distributed February 26, 2004.
(2)	All 9-month data is annualized.
(3)	Net earnings available to common shareholders divided by average assets.
(4)	Net earnings available to common shareholders divided by average common shareholders’ equity.
(5)	Net interest income (fully tax equivalent) divided by average interest-earning assets.
(6)	Yield on interest earning assets minus the cost of interest bearing liabilities.
(7)	Non-interest expense divided by the sum of net interest income (fully tax equivalent) and non-interest income.
(8)	Dividends declared per common share divided by basic earnings per common share.
(9)	Tier 1 capital divided by leverage assets. Leverage assets are defined as quarterly average total assets, net of goodwill, intangibles and certain other items as required by the Federal Reserve.

CAPITALIZATION

The following table sets forth our consolidated capitalization as of September 30, 2009 on:

•	an actual basis; and

•

as adjusted to give effect to the sale of 5,000,000 shares of our common stock offered hereby (assuming no exercise of the underwriters’ over-allotment option for this offering) and the application of the net proceeds therefrom as described under “Use of proceeds” at a price of $9.00 per share, for total net proceeds of approximately $42.8 million after deducting underwriting commissions and expenses.

This information should be read together with our consolidated financial statements and other financial information set forth in our Quarterly Report on Form 10-Q for the quarter ended September 30, 2009.

	As of September 30, 2009
	Actual	As adjusted(1)
	(in thousands)
Long-term debt:
Borrowed funds	$10,000	$10,000
Junior subordinated debentures	25,774	25,774
Other liabilities	2,282	2,282

Total long-term debt	38,056	38,056

Stockholders’ equity:
Preferred stock	24,911	24,911
Common stock	35,502	78,152
Retained earnings	48,632	48,632
Accumulated other comprehensive income	547	547

Total stockholders’ equity	$109,592	$152,242

Capital ratios:
Tier 1 capital ratio	15.14%	19.76%
Total capital ratio	16.39%	21.01%
Leverage ratio	14.16%	17.86%

(1)	Assumes that the over-allotment has not been exercised.

RISK FACTORS

An investment in our common stock involves risks. The following risk factors relate to our business and this offering. The risks described below are not the only ones facing our company. Additional risks not presently known to us or that we currently deem immaterial may also impair our business operations. Our business, financial condition, results of operations or prospects could be materially adversely affected by any of these risks. The trading price of our common stock could decline due to any of these risks, and you may lose all or part of your investment. This prospectus supplement and accompanying prospectus, including the documents incorporated by reference herein or therein, also contain forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including the risks faced by us described below and elsewhere in this prospectus supplement.

Risks related to our business and operating environment

A large percentage of our loan portfolio is secured by real estate, in particular commercial real estate. Continued deterioration in the real estate market or other segments of our loan portfolio would lead to additional losses which could have a material adverse effect on our business, financial condition and results of operations.

Approximately 63.9% of our loan portfolio is secured by real estate, the majority of which is commercial real estate. As a result of increased levels of commercial and consumer delinquencies and declining real estate values, we have experienced increasing levels of net charge-offs. Continued increases in commercial and consumer delinquency levels or continued declines in real estate market values would require increased net charge-offs and increases in the allowance for loan and lease losses, which could have a material adverse effect on our business, financial condition and results of operations and prospects.

Future loan losses may exceed the allowance for loan losses.

We have established a reserve for possible losses expected in connection with loans in the credit portfolio. This allowance reflects estimates of the collectability of certain identified loans, as well as an overall risk assessment of total loans outstanding. The determination of the amount of loan loss allowance is subjective; although the method for determining the amount of the allowance uses criteria such as risk ratings and historical loss rates, these factors may not be adequate predictors of future loan performance, particularly in the current economic climate. Accordingly, we cannot offer assurances that these estimates ultimately will prove correct or that the loan loss allowance will be sufficient to protect against losses that ultimately may occur. If the loan loss allowance proves to be inadequate, it may require unexpected charges to income, which would adversely impact results of operations and financial condition. Moreover, bank regulators frequently monitor banks’ loan loss allowances, and if regulators were to determine that the allowance was inadequate, they may require us to increase the allowance, which also would adversely impact revenues and financial condition.

Defaults may negatively impact us.

A source of risk arises from the possibility that losses will be sustained if a significant number of borrowers, guarantors and related parties fail to perform in accordance with the terms of their loans. We have adopted underwriting and credit monitoring procedures and credit policies, including the establishment and review of the allowance for credit losses, which management believes are appropriate to minimize risk by assessing the likelihood of nonperformance, tracking loan performance and diversifying the credit portfolio. These policies and procedures, however, may not prevent unexpected losses that could materially affect results of operations.

A rapid change in interest rates could reduce our net interest margin, net interest income and fee income.

Our earnings are impacted by changing interest rates. Changes in interest rates affect the demand for new loans, the credit profile of existing loans, the rates received on loans and securities, and rates paid on deposits and borrowings. The relationship between the rates received on loans and securities and the rates paid on deposits and borrowings is known as the net interest spread. Based on our current volume and mix of interest-bearing liabilities and interest-earning assets, net interest spread could be expected decrease in the short term and then to increase during times when interest rates rise in a parallel shift along the yield curve and, conversely, to increase during times of similar falling interest rates. Exposure to interest rate risk is managed by monitoring the re-pricing frequency of rate-sensitive assets and rate-sensitive liabilities over any given period. Although management believes the current level of interest rate sensitivity is reasonable, significant fluctuations in interest rates could potentially have an adverse affect on our business, financial condition and results of operations.

Tightening of credit markets and liquidity risk.

Liquidity measures the ability to meet loan demand and deposit withdrawals and to service liabilities as they come due. Dramatic fluctuations in loan or deposit balances make it challenging to manage liquidity. A sharp reduction in deposits could force us to borrow heavily in the wholesale deposit market. In addition, rapid loan growth during periods of low liquidity could induce us to purchase federal funds from correspondent banks, borrow at the Federal Home Loan Bank of Seattle or Federal Reserve discount window, raise deposit interest rates or reduce lending activity. Wholesale deposits and federal funds or other sources for borrowings may not be available to us due to regulatory constraints, market upheaval or unfavorable terms.

Slower than anticipated growth from new branches, service offerings or acquisitions could result in reduced net income.

Financial performance and profitability will depend on our ability to manage recent growth and potential future growth. In addition, any future acquisitions and continued growth may present operating and other problems that could have an adverse effect on our business, financial condition and results of operations. Accordingly, there can be no assurance that we will be able to execute our growth strategy or maintain the level of profitability that we have achieved in the past.

Internal control systems could fail to detect certain events.

The Company is subject to many operating risks, including, without limitation, data processing system failures and errors, and customer or employee fraud. There can be no assurance that such an event will not occur, and if such an event is not prevented or detected by our other internal controls and does occur, and it is uninsured or is in excess of applicable insurance limits, it could have a significant adverse impact on our reputation in the business community and our business, financial condition and results of operations.

Our operations could be interrupted if third party service providers experience difficulty, terminate their services or fail to comply with banking regulations.

We depend, and will continue to depend to a significant extent, on a number of relationships with third-party service providers. Specifically, we utilize software and hardware systems for processing, essential web hosting, debit and credit card processing, merchant processing, Internet banking systems and other processing services from third-party service providers. If these third-party service providers experience difficulties or terminate their services, and we are unable to replace them with other qualified service providers, our operations could be interrupted. If an interruption were to continue for a significant period of time, our business, financial condition and results of operations could be materially adversely affected.

The network and computer systems on which we depend could fail or experience a security breach.

Our computer systems could be vulnerable to unforeseen problems. Because we conduct part of our business over the Internet and outsource several critical functions to third parties, operations depend on our ability, and to a degree on the ability of third-party service providers to protect computer systems and network infrastructure against damage from fire, power loss, telecommunications failure, mechanical failure, software errors, operator errors, physical break-ins or similar catastrophic events. Any damage or failure that causes interruptions in operations could have a material adverse effect on our business, financial condition and results of operations.

In addition, a significant barrier to online financial transactions is the secure transmission of confidential information over public networks. Our Internet banking system relies on encryption and authentication technology to provide the security and authentication necessary to effect secure transmission of confidential information. Advances in computer capabilities, new discoveries in the field of cryptography, fraud perpetrated by a customer, employee or third-party or other developments could result in a compromise or breach of the algorithms the Bank or our third-party service providers use to protect the confidentiality and integrity of data, including non-public customer information. If any such compromise of security were to occur, it could have a material adverse effect on our business, financial condition and results of operations.

We may not be able to replace key members of management or attract and retain qualified employees in the future.

We depend on the services of existing management to carry out our business strategies. As we expand, we will need to continue to attract and retain additional management and other qualified staff. In particular, because we plan to continue to expand our locations and products and services, we will need to continue to attract and retain qualified banking personnel. Competition for such personnel is significant in our geographic market areas. In addition, the limitations on compensation of our senior executive officers that we are required to have in place pursuant to the TARP Capital Purchase Program may adversely impact our ability to retain existing management or attract and retain additional management. The loss of the services of any management personnel, or the inability to recruit and retain qualified personnel in the future, could have an adverse effect on our results of operations, financial conditions and prospects.

Our operations are geographically concentrated in northwest Washington State.

Substantially all of our business is derived from a five-county area in northwest Washington State. Employment opportunities within these communities have traditionally been primarily in the areas of military spending, oil and gas industries, tourism and manufacturing. While our expansion strategy has been built around these growing and diverse geographic markets, our business is, and will remain, sensitive to economic factors that relate to these industries and to local and regional business conditions. As a result, local or regional economic downturns, or downturns that disproportionately affect one or more of the key industries in our markets, may have a more pronounced effect upon our business than they might on an institution that is more broadly diverse in geographic concentration. The extent of the future impact of these events on economic and business conditions cannot be predicted; however, prolonged or acute fluctuations could have a material and adverse impact upon our results of operation and financial condition.

There are significant risks associated with potential acquisitions, including participating in FDIC-assisted acquisitions or assuming deposits from a troubled institution.

We may make opportunistic whole or partial acquisitions of other banks, branches, financial institutions or related businesses from time to time that we expect to further our business strategy. These acquisitions could involve numerous risks, including lower than expected performance or higher than expected costs, difficulties related to integration, diversion of management’s attention from other business activities, changes in relationships with customers, and the potential loss of key employees. Any possible acquisition will be subject to regulatory approval, and there can be no assurance that we will be able to obtain such approval. We may not be successful in identifying acquisition candidates, integrating acquired institutions, or preventing deposit erosion or loan quality deterioration at acquired institutions. Competition for acquisitions in our market area is highly competitive, and we may not be able to acquire other institutions on attractive terms. There can be no assurance that we will be successful in completing or will even pursue future acquisitions, or if such transactions are completed, that we will be successful in integrating acquired businesses into our operations. Our ability to grow may be limited if we choose not to pursue or are unable to successfully make acquisitions in the future.

Our banking operations are subject to extensive government regulation that is expected to become more burdensome, increase our costs and make us less competitive compared to financial services firms that are not subject to the same regulation.

We are subject to government regulation that could limit or restrict our activities, which in turn could adversely impact operations. The financial services industry is regulated extensively. Federal and state regulation is designed primarily to protect the deposit insurance funds and consumers, as well as shareholders. These regulations can sometimes impose significant limitations on operations. Moreover, federal and state banking laws and regulations undergo frequent, significant changes. Changes in laws and regulations may affect the cost of doing business, limit permissible activities (including insurance and securities activities), or our competitive position in relation to credit unions, savings associations and other financial institutions. These changes could also reduce federal deposit insurance coverage, broaden the powers or geographic range of financial holding companies, alter the taxation of financial institutions and change the structure and jurisdiction of various regulatory agencies. Federal monetary policy, particularly as implemented through the Federal Reserve System, can significantly affect credit availability. Other federal legislation such as the Sarbanes-Oxley Act can dramatically shift resources and costs to ensure adequate compliance.

Difficult market conditions have adversely affected our industry.

The capital and credit markets have been experiencing volatility and disruption for more than eighteen months. Dramatic declines in the housing market over the past year, with falling home prices and increasing foreclosures and unemployment, have negatively impacted the credit performance of mortgage loans and resulted in significant write-downs of asset values by financial institutions, including government-sponsored entities. These write-downs have caused many financial institutions to seek additional capital, to merge with larger and stronger institutions and, in some cases, to fail. Reflecting concern about the stability of the financial markets generally and the strength of counterparties, many lenders and institutional investors have reduced or ceased providing funding to borrowers, including to other financial institutions. This market turmoil and tightening of credit have led to an increased level of commercial and consumer delinquencies, lack of consumer confidence, increased market volatility and widespread reduction of business activity, generally. The resulting economic pressure on consumers and lack of confidence in the financial markets has adversely affected our business, financial condition and results of operations. We do not expect that the difficult conditions in the financial markets are likely to improve in the near future. A worsening of these conditions would likely exacerbate the adverse effects of these difficult market conditions on us and others in the financial services industry. In particular, we may face the following risks in connection with these events:

•

The Company expects to face increased regulation of our industry, including as a result of the EESA and the ARRA. Compliance with such regulation may increase our costs and limit our ability to pursue business opportunities.

•	Government stimulus packages and other responses to the financial crises may not stabilize the economy or financial system.

•

Our ability to assess the creditworthiness of our customers may be impaired if the models and approaches we use to select, manage and underwrite our customers become less predictive of future behaviors.

•

The process we use to estimate losses inherent in our credit exposure requires difficult, subjective and complex judgments, including forecasts of economic conditions and how these economic predictions might impair the ability of the Bank’s borrowers to repay their loans, which may no longer be capable of accurate estimation which may, in turn, impact the reliability of the process.

•

We will be required to pay significantly higher FDIC premiums because market developments have significantly depleted the insurance fund of the FDIC and reduced the ratio of reserves to insured deposits.

•	There may be downward pressure on our stock price.

•	Our ability to engage in routine funding transactions could be adversely affected by the actions and commercial soundness of other financial institutions and government sponsored entities.

•	We may face increased competition due to intensified consolidation of the financial services industry.

If current levels of market disruption and volatility continue or worsen, there can be no assurance that we will not experience an adverse effect, which may be material, on our ability to access capital and on our business, financial condition and results of operations.

Because of our participation in the Troubled Asset Relief Program, we are subject to several restrictions including, without limitation, restrictions on our ability to declare or pay dividends and repurchase our shares as well as restrictions on compensation paid to our executives.

On January 16, 2009, in exchange for an aggregate purchase price of $26.4 million, we issued and sold to the Treasury pursuant to the TARP Capital Purchase Program the following: (i) 26,380 shares of our newly designated Fixed Rate Cumulative Perpetual Preferred Stock, Series A, no par value per share, and liquidation preference $1,000 per share ($26.4 million liquidation preference in the aggregate) and (ii) a warrant to purchase up to 492,164 shares of our common stock, no par value per share, at an exercise price of $8.04 per share, subject to certain anti-dilution and other adjustments, including a 50% reduction in the number of shares underlying the warrant in the event that we have received aggregate gross proceeds of not less than $26,380,000 from one or more offering of common stock for cash on or prior to December 31, 2009. The warrant may be exercised for up to ten years after it is issued.

In connection with the issuance and sale of our securities, we entered into a Letter Agreement including the Securities Purchase Agreement — Standard Terms, dated January 16, 2009, with the Treasury (the “Agreement”). The Agreement contains limitations on the payment of quarterly cash dividends on our common stock in excess of $0.065 per share, and on our ability to repurchase our common stock. The Agreement also grants the holders of the Series A preferred stock, the warrant and the common stock to be issued under the warrant registration rights and subjects us to executive compensation limitations included in the EESA. Participants in the TARP Capital Purchase Program are required to have in place limitations on the compensation of senior executive officers.

The financial services industry is highly competitive.

Competition may adversely affect our performance. The financial services business is becoming increasingly competitive due to changes in regulation, technological advances and the accelerating pace of consolidation among financial services providers. We face competition both in attracting deposits and in originating loans. Competition for loan’s principally through the pricing of interest rates and loan fees, and the efficiency and quality of services. Increasing levels of competition in the banking and financial services industries may reduce market share or cause the prices charged for services to fall. Results may differ in future periods depending upon the nature or level of competition.

Shares eligible for future sale could have a dilutive effect.

Shares of our common stock eligible for future sale, including those that may be issued in connection with our various stock option and equity compensation plans, in possible acquisitions, and any other offering of our common stock for cash, and the issuance of shares underlying the warrant issued to the Treasury pursuant to the TARP Capital Purchase Program, could have a dilutive effect on the market for our common stock and could adversely affect our market price. 35,000,000 shares of our common stock are currently authorized, of which 9,547,946 shares were outstanding as of November 23, 2009.

Changes in accounting standards may impact how we report our financial condition and results of operations.

Our accounting policies and methods are fundamental to how we record and report our financial condition and results of operations. From time to time the Financial Accounting Standards Board (“FASB”) changes the financial accounting and reporting standards that govern the preparation of our financial statements. These changes can be difficult to predict and can materially impact how we record and report our financial condition and results of operations. In some cases, we could be required to apply a new or revised standard retroactively, resulting in a restatement of prior period financial statements.

The failure of the Federal Home Loan Bank (“FHLB”) of Seattle or the national Federal Home Loan Bank System may have a material negative impact on the Company’s earnings and liquidity.

Recently, the FHLB of Seattle announced that as of September 30, 2009 it exceeded all of its statutory and regulatory minimum capital requirements. However, the Federal Housing Finance Agency exercised its discretionary authority to reaffirm the FHLB of Seattle’s “undercapitalized” classification as of September 30, 2009. This action maintains the classification the Federal Housing Finance Agency assigned to the FHLB of Seattle for the first and second quarters of 2009, when the bank was not meeting its risk-based capital requirement, and as a result, the FHLB of Seattle remains unable to repurchase or redeem capital stock or pay dividends.

At September 30, 2009, the Company held $2.4 million of common stock in the FHLB of Seattle. Should the FHLB of Seattle fail, the Company anticipates that its investment in the FHLB of Seattle’s common stock would be “other than temporarily” impaired and may have no value.

At September 30, 2009, the Company maintained a $152.4 million line of credit with the FHLB of Seattle available for borrowings to the extent the Company provides qualifying collateral and holds sufficient FHLB of Seattle stock. The Company is highly dependent on the FHLB of Seattle to provide the primary source of wholesale funding for immediate liquidity and borrowing needs. The failure of the FHLB of Seattle or the FHLB system in general, may materially impair the Company’s ability to meet its growth plans or to meet short and long-term liquidity demands.

Risks related to this offering

Sales of a significant number of shares of our common stock in the public markets, or the perception of such sales, could depress the market price of our common stock.

Sales of a substantial number of shares of our common stock in the public markets and the availability of those shares could adversely affect the market price of our common stock. In addition, future issuances of equity securities, including pursuant to outstanding warrants or options, could dilute the interests of our existing stockholders, including you, and cause the market price of our common stock to decline. We may issue equity securities in the future for a number of reasons, including to finance our operations and business strategy, to adjust our ratio of debt to equity, to satisfy our obligations upon the exercise of outstanding warrants or options or for other reasons. We cannot predict the affect that future sales of our common stock would have on the market price of our common stock.

Our stock price has been and is likely to be volatile, which could cause the value of our investment to decline.

The trading price of our common stock has been and is likely to continue to be volatile and subject to wide fluctuations in price. This volatility is in response to various factors, many of which are beyond our control, including, without limitation:

•	actual or anticipated variations in quarterly operating results from historical results or estimates of results prepared by securities analysts;

•	announcements of new services or products by us or our competitors;

•	announcements by us of significant acquisitions, strategic partnerships, joint ventures or capital commitments;

•	conditions or trends in the financial industry;

•	additions or departures of key personnel;

•	general economic conditions and interest rates;

•

instability in the United States and other financial markets and the ongoing and possible escalation of unrest in the Middle East, other armed hostilities or further acts or threats of terrorism in the United States or elsewhere;

•	sales of our common stock;

•

the potential impact of the secondary trading of our stock on foreign exchanges which are subject to less regulatory oversight than the NASDAQ Global Select Market, without our permission, and the activity of the market makers of our stock on such exchanges, including the risk that such market makers may engage in naked short sales and/or other deceptive trading practices which may artificially depress or otherwise affect the price of our common stock on the NASDAQ Global Select Market;

•	earnings estimates and recommendations of securities analysts;

•	the performance and stock price of other companies that investors and analysts deem comparable to us;

•	the soundness or predicted soundness of other financial institutions; and

•	the public perception of the banking industry and its safety and soundness.

In addition, the stock market in general, and the NASDAQ Global Select Market and the market for commercial banks and other financial services companies in particular, has experienced significant price and volume fluctuations that sometimes have been unrelated or disproportionate to the operating performance of those companies. These broad market and industry factors may seriously harm the market price of our common stock, regardless of our operating performance. In the past, following periods of volatility in the market price of a company’s securities, securities class action litigation has often been instituted. A securities class action suit against us could result in substantial costs, potential liabilities and the diversion of management’s attention and resources. As a result of these factors, among others, the value of your investment may decline, and you may be unable to sell your shares of our common stock at or above the offering price.

Anti-takeover provisions in our Articles of Incorporation and Bylaws and Washington law could make a third party acquisition of us difficult.

Our Articles of Incorporation contain provisions that could make it more difficult for a third party to acquire us (even if doing so would be beneficial to our stockholders) and for holders of our common stock to receive any related takeover premium for their common stock. We are also subject to certain provisions of Washington law that could delay, deter or prevent a change in control of us. These provisions could limit the price that investors might be willing to pay in the future for shares of our common stock. See “Anti-takeover effects” on page S-21.

We may invest or spend the proceeds in this offering in ways with which you may not agree and in ways that may not earn a profit.

We intend to use the net proceeds of this offering for general corporate purposes, which may include capital to support growth and acquisition opportunities and to position us for eventual redemption of our Series A preferred stock issued to the Treasury under the TARP Capital Purchase Program. However, we will retain broad discretion over the use of the proceeds from this offering and may use them for purposes other than those contemplated at the time of this offering. You may not agree with the ways we decide to use these proceeds, and our use of the proceeds may not yield any profits.

If you purchase our common stock in this offering, you may incur immediate and substantial dilution in the book value of your shares.

If you purchase shares in this offering, the value of your shares based on our actual book value will immediately be less than the offering price you paid. This reduction in the value of your equity is known as dilution. As a result of this dilution, investors purchasing stock in this offering may receive significantly less than the purchase price paid in this offering in the event of liquidation. Investors will incur additional dilution upon the exercise of stock options or other equity-based awards under our equity incentive plans and the warrant issued to the Treasury under the TARP Capital Purchase Program. In addition, if we issue additional shares, including options, warrants, preferred stock or other convertible securities, in the future to acquired entities and their equity holders, our business associates, or other strategic partners or in follow-on public and private offerings, the newly issued shares will further dilute your percentage ownership of us.

Our ability to pay dividends depends upon the results of operations of our subsidiaries.

As a bank holding company, our principal source of funds is dividends from the Bank. Various statutory provisions restrict the amount of dividends the Bank can pay to us without regulatory approval. The Bank may not pay cash dividends if that payment could reduce the amount of its capital below that necessary to meet the “adequately capitalized” level in accordance with regulatory capital requirements.

Under Washington law, the Bank may not pay dividends in excess of retained earnings without approval of the Director of the Washington Department of Financial Institutions. It is also possible that, depending upon the financial condition of the Bank and other factors, regulatory authorities could assert that payment of dividends or other payments, including payments to us, is an unsafe or unsound practice. Our inability to receive dividends from the Bank would adversely affect our business, financial condition, results of operations and prospects.

There can be no assurance when our Series A preferred stock can be redeemed and the warrant can be repurchased.

While we intend to redeem our Series A preferred stock and repurchase the warrant issued to the Treasury, and may use part of the proceeds from this offering to do so, as described in “Use of proceeds” in this prospectus supplement, there can be no assurance when the Series A preferred stock can be redeemed and the warrant can be repurchased because regulatory approval is required. Until the Series A preferred stock is redeemed and the warrant is repurchased, we will remain subject to the terms and conditions set forth in the Securities Purchase Agreement, the Series A preferred stock designation and the warrant.

The common stock is equity and is subordinate to our existing and future indebtedness and preferred stock.

Shares of our common stock are equity interests in us and do not constitute indebtedness. As such, shares of our common stock will rank junior to all of our indebtedness and to other non-equity claims against us and our assets available to satisfy claims against us, including in our liquidation. Additionally, holders of our common stock are subject to the prior dividend and liquidation rights of holders of our outstanding preferred stock, if any. The Series A preferred stock held by the Treasury has an aggregate liquidation preference of $26.4 million. Upon liquidation, lenders and holders of our debt securities and preferred stock would receive distributions of our available assets prior to holders of our common stock.

USE OF PROCEEDS

We estimate that the net proceeds of this offering will be approximately $42.8 million (or $49.2 million upon the exercise of the over-allotment option in full), based on the public offering price of $9.00 per share, after deducting underwriting commissions and expenses. We expect to use the net proceeds from the sale of our common stock for general corporate purposes, which may include capital to support acquisitions and to position us for eventual redemption of our Series A preferred stock issued to the Treasury under the TARP Capital Purchase Program.

PRICE RANGE OF COMMON STOCK

Our common stock is listed on the Nasdaq Global Select Market under the symbol “WBCO”. The following table sets forth, for the periods indicated, the high and low closing sales prices for our common stock, and cash dividends declared per share of our common stock.

	Price range of common stock		Dividend declared
	High	Low	per share
Fiscal year ended December 31, 2009
Fourth quarter (through November 23, 2009)	$9.86	$8.80	$0.025
Third quarter	9.96	8.59	0.025
Second quarter	10.05	6.85	0.065
First quarter	9.20	6.09	0.065
Fiscal year ended December 31, 2008
Fourth quarter	9.19	7.00	0.065
Third quarter	10.61	6.85	0.065
Second quarter	17.73	7.90	0.065
First quarter	16.99	13.47	0.06
Fiscal year ended December 31, 2007
Fourth quarter	20.94	14.90	0.06
Third quarter	20.24	13.16	0.06
Second quarter	15.99	15.02	0.06
First quarter	16.63	15.12	0.05

The last reported sale price of our common stock on the Nasdaq Global Select Market on November 23, 2009, was $9.30 per share. As of November 23, 2009, there were 9,547,946 shares of our common stock outstanding.

DIVIDEND POLICY

Our dividend policy requires the Board of Directors to review our financial performance, capital adequacy, cash resources, regulatory restrictions, economic conditions and other factors, and if such review is favorable, the Board of Directors may declare and pay dividends. We have paid a quarterly cash dividend since our 1998 initial public offering. Our ability to pay dividends will depend on the profitability of the Bank, the need to retain or increase capital and the dividend restrictions imposed upon the Bank by applicable banking law. Although the Company anticipates payment of a regular quarterly cash dividend, future dividends are subject to these limitations and to the discretion of the Board of Directors, and could be reduced or eliminated.

Under Washington law, our Board of Directors may authorize payment of a dividend. However, we may not pay a dividend if, after giving effect to the dividend, we would not be able to pay our liabilities as they become due in the usual course of business; or if our total assets would be less than the sum of our total liabilities plus the amount that would be needed if we were to be dissolved at the time of the payment of the dividend to satisfy the dissolution rights of any shareholders with preferential rights superior to those receiving the distribution.

Our ability to pay cash dividends is largely dependent on the dividends we receive from the Bank. Dividends paid by the Bank provide substantially all of our (as a stand-alone parent company) cash flow. Under Washington law and the Federal Deposit Insurance Corporation Improvement Act of 1991, the Bank is subject to restrictions on the payment of cash dividends to its parent company. A bank may not pay cash dividends if that payment would reduce the amount of its capital below that necessary to meet minimum applicable regulatory capital requirements. In addition, under Washington law, the Bank may not declare or pay any dividend in an amount greater than its retained earnings without approval of the Director of the Washington State Department of Financial Institutions. In addition, state and federal regulatory authorities are authorized to prohibit banks and holding companies from paying dividends that would constitute an unsafe or unsound banking practice.

In connection with the issuance and sale of shares of Series A preferred stock on January 16, 2009, we entered into a Letter Agreement including Securities Purchase Agreement – Standard Terms with the Treasury. The Agreement contains limitations on the payment of quarterly cash dividends on our common stock in excess of $0.065 per share without the Treasury’s consent prior to the earlier of January 16, 2012 and the date of which we redeem (or Treasury transfers to unaffiliated parties) all of the shares of Series A preferred stock. The Series A preferred stock has no maturity date and ranks senior to our common stock with respect to the payment of dividends and distribution of amounts payable upon our liquidation, dissolution and winding up. The Series A preferred stock has no sinking fund requirements.

DESCRIPTION OF CAPITAL STOCK

This section describes the general terms and provisions of the shares of our common and preferred stock based on the provisions of our Articles of Incorporation, Bylaws and applicable provisions of Washington law. This description is not complete and is subject to, and is qualified in its entirety by reference to our Articles of Incorporation, Bylaws and Washington law.

Authorized capital stock

Our authorized capital stock currently consists of:

•	35,000,000 shares of common stock with no par value per share; and

•	26,380 shares of preferred stock with no par value per share.

Our Articles of Incorporation do not permit our Board of Directors to determine the specific preferences, limitations, voting powers and relative rights of any series of preferred stock. Therefore, prior to the issuance of any preferred stock, our Board of Directors must recommend to our shareholders an amendment to our Articles of Incorporation setting forth the specific preferences, limitations, voting powers and relative rights of a series of preferred stock and the shareholders entitled to vote must approve such amendment.

As of November 23, 2009, there were 9,547,946 shares of our common stock issued and outstanding and 26,380 shares of our preferred stock issued and outstanding. All such shares of our preferred stock authorized, issued and outstanding are designated as Fixed Rate Cumulative Perpetual Preferred Stock, Series A (“Series A Preferred Stock”). Shares of Series A Preferred Stock that are redeemed, repurchased or otherwise acquired by us will revert to authorized but unissued shares of preferred stock, subject to the provisions of our Articles of Incorporation described above.

Common stock

General

Each holder of common stock is entitled to one vote for each share on all matters to be voted upon by the common shareholders. There are no cumulative voting rights. Subject to preferences to which holders of any shares of preferred stock may be entitled, holders of common stock will be entitled to receive ratably any dividends that may be declared from time to time by our Board of Directors out of funds legally available for that purpose. In the event of our liquidation, dissolution or winding up, holders of common stock will be entitled to share in our assets remaining after the payment or provision for payment of our debts and other liabilities, and the satisfaction of the liquidation preferences of the holders of preferred stock. Holders of common stock have no preemptive rights, conversion rights or other subscription rights. There are no redemption or sinking fund provisions that apply to the common stock. All shares of common stock currently outstanding are fully paid and nonassessable. The transfer agent and registrar for our common stock is Computershare Trust Company.

Restrictions on dividends and repurchases under the agreement with the Treasury

The Securities Purchase Agreement dated January 16, 2009 between us and the Treasury provides that prior to the earlier of (i) January 16, 2012 and (ii) the date on which all of the shares of the Series A Preferred Stock have been redeemed by us or transferred by the Treasury to third parties, we may not, without the consent of the Treasury, increase the quarterly cash dividend on our common stock above $0.065 per share or, subject to limited exceptions, redeem, repurchase or otherwise acquire shares of our common stock.

Series A Preferred Stock

This section summarizes the specific terms and provisions of our Series A Preferred Stock. The description of the Series A Preferred Stock is qualified in its entirety by the actual terms of the Series A Preferred Stock set forth in our Articles of Incorporation.

Ranking

The Series A Preferred Stock ranks senior to our common stock and will rank pari passu with preferred shares other than preferred shares which by their terms rank junior to any existing preferred shares.

Dividends and distributions

Cumulative dividends on shares of the Series A Preferred Stock accrue on the liquidation preference of $1,000 per share at a rate of 5% per annum for the first five years following the date of issue, and at a rate of 9% per annum thereafter, if, as and when declared by the Board of Directors out of funds legally available therefor. The Series A Preferred Stock have no maturity date and rank senior to our common stock with respect to the payment of dividends and distributions.

The Treasury’s consent will be required for any repurchase of our common stock or other capital stock or other equity securities or any trust preferred securities, other than repurchases of the senior preferred stock and share repurchases in connection with any employee benefit plan in the ordinary course of business consistent with past practice, until the earlier of the third anniversary of the Treasury’s investment or the date on which the senior preferred shares are redeemed in whole or the Treasury has transferred all of the senior preferred shares to unaffiliated third parties.

For so long as the Treasury continues to own any senior preferred stock, we may not repurchase any shares of senior preferred stock from any other holder of such shares unless we offer to repurchase a ratable portion of the senior preferred shares then held by the Treasury on the same terms and conditions.

Redemption

Subject to the approval of the Board of Governors of the Federal Reserve System and Treasury, the Series A Preferred Stock is redeemable at our option at 100% of their liquidation preference. All redemptions must be at 100% of the issue price plus any accrued and unpaid dividends, and shall be subject to the approval of our primary federal bank regulator.

Conversion

Shares of Series A Preferred Stock are not convertible.

Rights upon liquidation

The Series A Preferred Stock rank senior to our common stock with respect to amounts payable upon our liquidation, dissolution and winding up, and will rank pari passu with preferred shares other than preferred shares which by their terms rank junior to any existing preferred shares.

Voting

The Series A Preferred Shares are non-voting, other than class voting rights on:

•	any authorization or issuance of shares ranking senior to the Series A Preferred Stock;

•	any amendment to the rights of Series A Preferred Stock; or

•	any merger, exchange or similar transaction which would adversely affect the rights of the Series A Preferred Stock.

If dividends on the Series A Preferred Stock are not paid in full for six dividend periods, whether or not consecutive, the holder of the Series A Preferred Stock will have the right to elect two directors. The right to elect directors will end when dividends have been paid in full.

Anti-takeover effects

The provisions of our Articles of Incorporation and Bylaws and Washington law summarized in the following paragraphs may have anti-takeover effects and could delay, defer or prevent a tender offer or takeover attempt that a shareholder might consider to be in such shareholder’s best interest, including those attempts that might result in a premium over the market price for the shares held by shareholders, and may make removal of the incumbent management and directors more difficult.

Authorized shares

Our Articles of Incorporation authorize the issuance of 35,000,000 shares of common stock, of which 9,547,946 were issued and outstanding as of November 23, 2009. The common shares that are authorized but unissued provide our Board of Directors with flexibility to effect, among other transactions, financings, acquisitions, stock dividends, stock splits and the granting of equity incentive awards. However, these authorized but unissued shares may also be used by the Board of Directors consistent with its fiduciary duties to deter future attempts to gain control of us.

Consideration of non-monetary factors

Our Articles of Incorporation authorize the Board of Directors, when evaluating a merger, tender offer or exchange offer, sale of substantially all of our assets or similar provisions to consider the social and economic effects on the employees, customers, suppliers and other constituents of us and our subsidiaries and on the communities in which we and our subsidiaries operate or are located.

Staggered board of directors

Our Board of Directors is divided into three classes, each of which must be as nearly equal in number as possible. The members of each class are elected for a term of three years, with the terms of office of all members of one class expiring each year so that approximately one-third of the total number of directors is elected each year. The classification of directors, together with the provisions in our Articles of Incorporation described below that limit the ability of shareholders to remove directors have the effect of making it more difficult for shareholders to change the composition of the Board of Directors.

Our Articles of Incorporation provide that we will have the number of directors as may be fixed from time to time by our Board of Directors, provided that the number fixed by the Board of Directors may not be less than five or more than twelve. We currently have seven directors. Our Articles of Incorporation further provide that any director or the entire Board of Directors may be removed from office only for cause and only upon the affirmative vote of the holders of at least 66.66% of the total votes eligible to be cast at a meeting called expressly for that purpose.

The foregoing description of our Board of Directors does not apply with respect to directors that may be elected by the holders of the Series A Preferred Stock in the event we do not pay dividends on the Series A Preferred Stock for six or more dividend periods.

Nomination procedures

In addition to our Board of Directors, shareholders can nominate candidates for election to our Board of Directors. To do so, a shareholder must follow the advance notice procedures described in our Bylaws. In general, a shareholder must submit a written notice of the nomination to our Chairman or President not less than 14 days or more than 50 days prior to any meeting of shareholders called for the election of directors.

Interested shareholder transactions

Our Articles of Incorporation provide that an interested shareholder transaction, as defined in the Articles of Incorporation, must be approved by the affirmative vote of the holders of two-thirds of the shares entitled to be counted. Shares owned by or voted under the control of an interested shareholder are not entitled to be counted under this provision. In general, this heightened vote requirement does not apply if the Board of Directors approves the interested shareholder transaction.

Business combinations with certain persons

Washington law imposes restrictions on certain transactions between a corporation and certain significant shareholders. Chapter 23B.19 of the Washington Business Corporation Act (“WBCA”) prohibits a “target corporation,” with certain exceptions, from engaging in certain “significant business transactions” with an “acquiring person” who acquires 10% or more of the voting securities of a target corporation for a period of five years after such acquisition, unless the transaction or acquisition of shares is approved by a majority of the members of the target corporation’s board of directors prior to the date of the acquisition or, at or subsequent to the date of the acquisition, the transaction is approved by a majority of the members of the target corporation’s board of directors and authorized at a shareholders’ meeting by the vote of at least two-thirds of the outstanding voting shares of the target corporation, excluding shares owned or controlled by the acquiring person. The prohibited transactions include, among others, a merger or consolidation with, disposition of assets to, or issuance or redemption of stock to or from, the acquiring person, termination of 5% or more of the employees of the target corporation as a result of the acquiring person’s acquisition of 10% or more of the shares, or allowing the acquiring person to receive any disproportionate benefit as a shareholder. After the five-year period during which significant business transactions are prohibited, certain significant business transactions may occur if certain “fair price” criteria or shareholder approval requirements are met. Target corporations include all publicly-traded corporations incorporated under Washington law, as well as publicly traded foreign corporations that meet certain requirements.

Amendment of articles of incorporation and bylaws

Amendments to our Articles of Incorporation must be approved by our Board of Directors by a majority vote and by our shareholders by a majority of the voting group comprising all the votes entitled to be cast on the proposed amendment, and a majority of each other voting group entitled to vote separately on the proposed amendment; provided, however, that the affirmative vote of the holders of two-thirds of the shares entitled to vote is required to amend or repeal provisions of the Articles of Incorporation relating to interested shareholder transactions. Our Bylaws may be amended or repealed by our Board of Directors or by our shareholders.

Indemnification of directors and officers

We are organized under the WBCA which, in general, empowers Washington corporations to indemnify a person made a party to a threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative and whether formal or informal, other than an action by or in the right of the corporation, by reason of the fact that such person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, partner, trustee, employee or agent of another enterprise, against expenses, including attorney’s fees, judgments, amounts paid in settlements, penalties and fines actually and reasonably incurred in connection therewith if the person acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the corporation or its shareholders and, with respect to a criminal action or proceeding, if the person had no reasonable cause to believe his or her conduct was unlawful. Washington corporations may not indemnify a person in connection with such proceedings if the person was adjudged to have received an improper personal benefit.

The WBCA also empowers Washington corporations to provide similar indemnity to such a person in connection with actions or suits by or in the right of the corporation if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the interests of the corporation or its shareholders, unless the person was adjudged liable to the corporation.

If authorized by the articles of incorporation of a Washington corporation or by its shareholders, a Washington corporation may indemnify and advance expenses to the persons described above without regard to the limitations described above, provided that such indemnity will not cover acts or omissions of the person finally adjudged to be intentional misconduct or a knowing violation of law, conduct finally adjudged to involve a violation of WBCA Section 310 (related to certain unlawful distributions), and any transaction with respect to which it was finally adjudged that the person received a benefit to which such person was not legally entitled.

Our Articles of Incorporation provide, among other things, for the indemnification of our directors and those of any subsidiary of us, and authorize the Board of Directors to pay reasonable expenses incurred by, or to satisfy a judgment or fine against, a current or former director in connection with any personal legal liability incurred by the individual by reason of the fact that that individual is or was a director and which was not the result of conduct finally adjudged to be “egregious” conduct. “Egregious” conduct is defined as intentional misconduct, a knowing violation of law or participation in any transaction from which the person will personally receive a benefit in money, property or services to which that person is not legally entitled. In addition, we may, by action of the Board of Directors, provide for indemnification and advance expenses, to officers, employees and agents in the same manner and with the same effect as directors.

The WBCA further permits Washington corporations to limit the personal liability of directors to the corporation or its shareholders for monetary damages for conduct as a director. The corporation may not, however, eliminate or limit the liability of a director for any of the following: (i) acts or omissions that involve intentional misconduct by a director or a knowing violation of law by a director; (ii) conduct violating WBCA Section 310; or (iii) any transaction from which the director will personally receive a benefit in money, property or services to which the director is not legally entitled. The Articles of Incorporation include a provision that limits the liability of our directors and those of any subsidiary from any personal liability to the Company, such subsidiary or their respective shareholders for conduct not found to have been egregious.

The WBCA also permits a Washington corporation to purchase and maintain a policy of insurance on behalf of an individual who is or was a director, officer, employee or agent of the corporation, or who, while a director, officer, employee or agent of the corporation, is or was serving at the request of the corporation as a director, officer, partner, trustee, employee or agent of another foreign or domestic corporation, partnership, joint venture, trust, employee, employee benefit plan or other enterprise, against liability asserted against or incurred by the individual in that capacity or arising from the individual’s status as a director, officer, employee or agent, whether or not the corporation would have power to indemnify the individual against the same liability under the WBCA. We have obtained a policy of directors’ and officers’ liability insurance.

CERTAIN MATERIAL U.S. FEDERAL TAX CONSIDERATIONS

The following discussion is a general summary of material U.S. federal income and estate tax considerations with respect to your acquisition, ownership and disposition of our common stock, and applies if you (i) purchase our common stock in this offering, (ii) will hold the common stock as a capital asset and (iii) are a “Non-U.S. Holder.” You are a Non-U.S. Holder if you are a beneficial owner of shares of our common stock other than:

•	a citizen or resident of the United States;

•	a corporation or other entity taxable as a corporation created or organized in, or under the laws of, the United States, any state thereof or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income taxation regardless of its source;

•

a trust, if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons has the authority to control all substantial decisions of the trust; or

•	a trust that has a valid election in place to be treated as a U.S. person for U.S. federal income tax purposes.

This summary does not address all of the U.S. federal income and estate tax considerations that may be relevant to you in the light of your particular circumstances or if you are a beneficial owner subject to special treatment under U.S. federal income tax laws (such as if you are a controlled foreign corporation, passive foreign investment company, company that accumulates earnings to avoid U.S. federal income tax, foreign tax-exempt organization, financial institution, broker or dealer in securities, insurance company, regulated investment company, real estate investment trust, person who holds our common stock as part of a hedging or conversion transaction or as part of a short sale or straddle, former U.S. citizen or resident or partnership or other pass-through entity for U.S. federal income tax purposes). This summary does not discuss non-income taxes except U.S. federal estate tax, any aspect of the U.S. federal alternative minimum tax or state, local or non-U.S. taxation. This summary is based on current provisions of the Internal Revenue Code of 1986, as amended, Treasury regulations, judicial opinions, published positions of the IRS and all other applicable authorities (collectively, “Tax Authorities”). Tax Authorities are subject to change, possibly with retroactive effect.

If a partnership (or an entity or arrangement classified as a partnership for U.S. federal income tax purposes) holds our common stock, the tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. If you are a partner of a partnership holding our common stock, you should consult your tax advisor.

WE URGE PROSPECTIVE NON-U.S. HOLDERS TO CONSULT THEIR TAX ADVISORS REGARDING THE INCOME AND OTHER TAX CONSIDERATIONS OF ACQUIRING, HOLDING AND DISPOSING OF SHARES OF OUR COMMON STOCK.

Dividends

In general, any distributions we make to you with respect to your shares of common stock that constitute dividends for U.S. federal income tax purposes will be subject to U.S. withholding tax at a rate of 30% of the gross amount, unless you are eligible for a reduced rate of withholding tax under an applicable income tax treaty and you properly file with the payor an IRS Form W-8BEN, or successor form, claiming an exemption from or reduction in withholding under the applicable income tax treaty (special certification and other requirements may apply if our common stock is held through certain foreign intermediaries). A distribution will constitute a dividend for U.S. federal income tax purposes to the extent of our current or accumulated earnings and profits as determined under the Tax Authorities. Any distribution not constituting a dividend will be treated first as reducing your basis in your shares of common stock and, to the extent it exceeds your basis, as gain realized upon the sale or other disposition of your shares of common stock (and treated as described below under “Sale or other disposition of our common stock”).

Dividends we pay to you that are effectively connected with your conduct of a trade or business within the United States (and, if certain income tax treaties apply, are attributable to a U.S. permanent establishment maintained by you) generally will not be subject to U.S. withholding tax if you provide an IRS Form W-8ECI, or successor form, to the payor. Instead, such dividends generally will be subject to U.S. federal income tax, net of certain deductions, at the same graduated individual or corporate rates applicable to U.S. persons. If you are a corporation, effectively connected income may also be subject to a “branch profits tax” at a rate of 30% (or such lower rate as may be specified by an applicable income tax treaty). Dividends that are effectively connected with your conduct of a trade or business within the United States but that under an applicable income tax treaty are not attributable to a U.S. permanent establishment maintained by you may be eligible for a reduced rate of U.S. withholding tax under such treaty, provided you comply with certification and disclosure requirements necessary to obtain treaty benefits.

Sale or other disposition of our common stock

You generally will not be subject to U.S. federal income tax on any gain realized upon the sale or other disposition of your shares of our common stock unless:

•

the gain is effectively connected with your conduct of a trade or business within the United States (and, under certain income tax treaties, is attributable to a U.S. permanent establishment you maintain);

•

you are an individual, you are present in the United States for 183 days or more in the taxable year of disposition and you meet other conditions, and you are not eligible for relief under an applicable income tax treaty; or

•

we are or have been a “United States real property holding corporation” for U.S. federal income tax purposes at any time with the five-year period ending on the date of disposition or your holding period (whichever period is shorter) and either (i) you hold or have held, directly or indirectly, at any time during such five-year period, more than 5% of our common stock or (ii) our common stock has ceased to be traded on an established securities market prior to the beginning of the calendar year in which the disposition occurs.

We believe we are not, and have never been and we do not anticipate we will become a “United States real property holding corporation.”

Gain that is effectively connected with your conduct of a trade or business within the United States generally will be subject to U.S. federal income tax, net of certain deductions, at the same rates applicable to U.S. persons. If you are a corporation, the branch profits tax also may apply to such effectively connected gain. If the gain from the sale or disposition of your shares is effectively connected with your conduct of a trade or business in the United States but, under an applicable income tax treaty, is not attributable to a permanent establishment you maintain in the United States, your gain may be exempt from U.S. federal income tax under the income tax treaty. If you are described in the second bullet point above, you generally will be subject to U.S. federal income tax at a rate of 30% on the gain realized, although the gain may be offset by certain U.S. source capital losses realized during the same taxable year.

Information reporting and backup withholding requirements

We must report annually to the IRS and to each Non-U.S. Holder the amount of any dividends or other distributions we pay to you and the amount of tax we withhold on these distributions regardless of whether withholding is required. The IRS may make available copies of the information returns reporting those distributions and amounts withheld to the tax authorities in the country in which you reside pursuant to the provisions of an applicable income tax treaty or exchange of information treaty.

The United States imposes a backup withholding tax on any dividends and certain other types of payments to U.S. persons. You will not be subject to backup withholding tax on dividends you receive on your shares of our common stock if you provide proper certification of your status as a Non-U.S. Holder or you are a corporation or one of several types of entities and organizations that qualify for an exemption (an “exempt recipient”).

Information reporting and backup withholding generally are not required with respect to the amount of any proceeds from the sale of your shares of our common stock outside the United States through a foreign office of a foreign broker that does not have certain specified connections to the United States. If you sell your shares of common stock through a U.S. broker or the U.S. office of a foreign broker, however, the broker will be required to report to the IRS the amount of proceeds paid to you, and also backup withhold on that amount, unless you provide appropriate certification to the broker of your status as a Non-U.S. Holder or you are an exempt recipient. Information reporting will also apply if you sell your shares of our common stock through a foreign broker deriving more than a specified percentage of its income from U.S. sources or having certain other connections to the United States, unless such broker has documentary evidence in its records that you are a Non-U.S. Holder and certain other conditions are met, or you are an exempt recipient. Any amounts withheld with respect to your shares of our common stock under the backup withholding rules will be refunded to you or credited against your U.S. federal income tax liability, if any, by the IRS if the required information is furnished in a timely manner.

U.S. federal estate tax

Common stock owned or treated as owned by an individual who is not a citizen or resident (as defined for U.S. federal estate tax purposes) of the United States at the time of his or her death will be included in the individual’s gross estate for U.S. federal estate tax purposes and therefore may be subject to U.S. federal estate tax unless an applicable tax treaty provides otherwise.

UNDERWRITING

We are offering the shares of common stock described in this prospectus supplement through a number of underwriters. RBC Capital Markets Corporation is acting as sole book-running manager of the offering and as representative of the underwriters. Subject to the terms and conditions of the underwriting agreement, we have agreed to sell to the underwriters, and each underwriter has severally agreed to purchase, at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus supplement, the number of shares of common stock listed next to its name in the following table:

Name	Number of shares
RBC Capital Markets Corporation.	3,500,000
Fig Partners, LLC	500,000
McAdams Wright Ragen, Inc.	500,000
Wunderlich Securities, Inc.	500,000

Total	5,000,000

The underwriters are committed to purchase all the common shares offered by us if they purchase any shares. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may also be increased or the offering may be terminated.

The underwriters propose to offer the common shares directly to the public at the public offering price set forth on the cover page of this prospectus supplement and to certain dealers at that price less a concession not in excess of $0.27 per share. After the public offering of the shares, the offering price and other selling terms may be changed by the underwriters.

At our request, the underwriters have reserved 9,000 shares of our common stock for sale at the public offering price to our directors, officers or employees and other individuals who have family or personal relationships with such persons. The number of shares of our common stock available for sale to the general public will be reduced by the number of directed shares purchased by participants in the program. Any directed shares not purchased will be offered by the underwriters to the general public on the same basis as all other shares of our common stock offered.

The underwriters have an option to buy up 750,000 additional shares of common stock from us to cover sales of shares by the underwriters which exceed the number of shares specified in the table above. The underwriters have 30 days from the date of this prospectus supplement to exercise this over allotment option. If any shares are purchased with this over-allotment option, the underwriters will purchase shares in approximately the same proportion as shown in the table above. If any additional shares of common stock are purchased, the underwriters will offer the additional shares on the same terms as those on which the shares are being offered.

The underwriting fee is equal to the public offering price per share of common stock less the amount paid by the underwriters to us per share of common stock. The underwriting fee is $0.45 per share. The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares.

	Without over- allotment exercise	With full over- allotment exercise
Per share	$0.45	$0.45
Total	$2,250,000	$2,587,500

We estimate that the total expenses of this offering, including registration, filing and listing fees, printing fees and legal and accounting expenses, but excluding the underwriting discounts and commissions, will be approximately $150,000.

A prospectus in electronic format may be made available on the web sites maintained by one or more underwriters, or selling group members, if any, participating in the offering. The underwriters may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters and selling group members that may make Internet distributions on the same basis as other allocations.

We have agreed with the underwriters that no offering, sale, short sale or other disposition of any shares of our common stock or other securities convertible into or exchangeable or exercisable for shares of our common stock or derivative of our common stock (or agreement for such) will be made for a period of 90 days after the date of this prospectus supplement, directly or indirectly, by us other than pursuant to this offering or with the prior written consent of RBC Capital Markets Corporation; provided, that we are not restricted from awarding options to purchase our common stock or restricted shares of our common stock pursuant to our 2005 Stock Incentive Plan.

In addition, each of our officers and directors and certain of our shareholders have agreed with the underwriters not to, except with the prior written consent of RBC Capital Markets Corporation, directly or indirectly, (i) offer, pledge (except for pledges granted prior to the lock-up agreement’s date), sell, offer to sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend (other than pursuant to a standard hypothecation agreement with a broker-dealer) or otherwise transfer or dispose of, or announce the offering of, any shares of our common stock or any securities convertible into, or exercisable or exchangeable for, our common stock or (ii) enter into any swap or other agreement that transfers, in whole or in part, any economic equivalent of ownership of our common stock or any securities convertible into, or exercisable or exchangeable for, shares of our common stock, for a period beginning from the date of execution of the underwriting agreement and continuing to and including the earlier of the date that is 90 days after the date of this prospectus supplement (the “Lock-Up Period”) or, in the event of termination or cancellation of the underwriting agreement for any reason prior to the sale of our common stock pursuant thereto, such date of termination or cancellation.

Notwithstanding the foregoing: (i) the restrictions on transfer set forth above do not apply to or restrict the exercise by any of our officers, directors or shareholders of options to purchase any shares of our common stock or, in connection with the vesting of restricted stock awards or exercise of options, the transfer of our common stock to satisfy tax withholding obligations; and (ii) if our officer, director or shareholder is an individual, he or she may transfer shares of our common stock (or any securities convertible into, or exercisable or exchangeable for, our common stock) (A) in any transaction that does not result in a change in beneficial ownership (as defined in Rule 13d-3 under the Exchange Act) of such shares of our common stock or (B) by gift, will or intestate succession to his or her immediate family or to a trust the beneficiaries of which are exclusively that officer, director or shareholder or a member or members of his or her immediate family; provided, however, that in the case of a transfer to a member of the officer’s, director’s or shareholder’s immediate family, it shall be a condition to the transfer that such transferee execute an agreement stating that the transferee is receiving and holding the shares of our common stock (or any securities convertible into, or exercisable or exchangeable for, our common stock) subject to the provisions of the lock-up agreement, and there shall be no further transfer of such shares of our common stock (or any securities convertible into, or exercisable or exchangeable for, our common stock), except in accordance with the lock-up agreement.

Each of our officers and directors and certain of our shareholders have further agreed with the underwriters not to, except with the prior written consent of RBC Capital Markets Corporation, make any demand for, or exercise any right with respect to, the registration of any shares of our common stock or any securities convertible into, or exercisable or exchangeable for, our common stock until the end of the Lock-Up Period.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

Our common stock is listed on the NASDAQ Global Select Market under the symbol “WBCO”.

In connection with this offering, the underwriters may engage in stabilizing transactions, which involves making bids for, purchasing and selling shares of common stock in the open market for the purpose of preventing or retarding a decline in the market price of the common stock while this offering is in progress. These stabilizing transactions may include making short sales of the common stock, which involves the sale by the underwriters of a greater number of shares of common stock than they are required to purchase in this offering, and purchasing shares of common stock on the open market to cover positions created by short sales. Short sales may be “covered” shorts, which are short positions in an amount not greater than the underwriters’ over allotment option referred to above, or may be “naked” shorts, which are short positions in excess of that amount. The underwriters may close out any covered short position either by exercising their over allotment option, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market compared to the price at which the underwriters may purchase shares through the over allotment option. To the extent that the underwriters create a naked short position, they will purchase shares in the open market to cover the position.

The underwriters have advised us that, pursuant to Regulation M of the Securities Act of 1933, they may also engage in other activities that stabilize, maintain or otherwise affect the price of our common stock, including the imposition of penalty bids. This means that if the representatives of the underwriters purchase common stock in the open market in stabilizing transactions or to cover short sales, the representatives can require the underwriters that sold those shares as part of this offering to repay the underwriting discount received by them.

These activities may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of the common stock and, as a result, the price of our common stock may be higher than the price that otherwise might exist in the open market. If the underwriters commence these activities, they may discontinue them at any time. The underwriters may carry out these transactions on the NASDAQ Global Select Market, in the over the counter market or otherwise.

In addition, in connection with this offering certain of the underwriters (and selling group members) may engage in passive market making transactions in our common stock on The Nasdaq Stock Market prior to the pricing and completion of this offering. Passive market making consists of displaying bids on The Nasdaq Stock Market no higher than the bid prices of independent market makers and making purchases at prices no higher than these independent bids and effected in response to order flow. Net purchases by a passive market maker on each day are generally limited to a specified percentage of the passive market maker’s average daily trading volume in the common stock during a specified period and must be discontinued when such limit is reached. Passive market making may cause the price of our common stock to be higher than the price that otherwise would exist in the open market in the absence of these transactions. If passive market making is commenced, it may be discontinued at any time.

Neither we nor the underwriters can assure investors that an active trading market will develop for our common shares, or that the shares will trade in the public market at or above the initial public offering price.

Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

Certain of the underwriters and their affiliates have provided in the past to us and our affiliates and may provide from time to time in the future certain commercial banking, financial advisory, investment banking and other services for us and such affiliates in the ordinary course of their business, for which they have received and may continue to receive customary fees and commissions. In addition, from time to time, certain of the underwriters and their affiliates may effect transactions for their own account or the account of customers, and hold on behalf of themselves or their customers, long or short positions in our debt or equity securities or loans, and may do so in the future.

Delivery of the shares in this offering is expected on or about November 30, 2009, which will be the fourth business day following the trade date of the shares. Under rule 15c6-1 of the Exchange Act, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade shares purchased in this offering on the trade date will be required, by virtue of the fact that the shares purchased in this offering will initially settle on the fourth business day, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the shares in this offering who wish to trade the shares on the trade date should consult their own advisor.

LEGAL MATTERS

Certain legal matters in connection with this offering, including the validity of the issuance of the shares of common stock offered by this prospectus supplement, will be passed upon by Roberts Kaplan LLP, Portland, Oregon. Certain legal matters in connection with this offering will be passed upon for the underwriters by Weinstein Smith LLP, New York, New York.

EXPERTS

The consolidated financial statements of Washington Banking Company and subsidiaries as of December 31, 2008 and 2007 and for each of the three years in the period ended December 31, 2008, and the effectiveness of its internal control over financial reporting as of December 31, 2008, incorporated in this document by reference from Washington Banking Company’s Annual Report on Form 10-K for the year ended December 31, 2008, have been audited by Moss Adams LLP, independent registered public accounting firm, as stated in its report, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and special reports, proxy statements and other information with the SEC. Our SEC filings are available to the public over the Internet at the SEC’s web site at http://www.sec.gov. You may also read and copy any document we file with the SEC at its public reference facilities at 100 F Street, N.E., Washington, D.C. 20549. You can also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities.

We “incorporate by reference” into this prospectus supplement information we file with the SEC, which means that we can disclose important information to you by referring you to documents incorporated by reference. The information incorporated by reference is an important part of this prospectus supplement. Some information contained in this prospectus supplement updates the information incorporated by reference, and information that we file subsequently with the SEC will automatically update this prospectus supplement. In other words, in the case of a conflict or inconsistency between information set forth in this prospectus supplement and information incorporated by reference into this prospectus supplement, you should rely on the information contained in the document that was filed later.

PROSPECTUS

$75,000,000

Common Stock

Preferred Stock

Warrants

Debt Securities

Units

Stock Purchase Contracts

Depositary Shares

We may offer and sell, from time to time in one or more offerings and in amounts, at prices and on terms that will be determined at the time of any such offering, together or separately, common stock, preferred stock, warrants, debt securities, units, stock purchase contracts or depositary shares. These securities may be convertible, exercisable or exchangeable for common stock, preferred stock or debt securities. The debt securities may consist of debentures, notes or other types of debt.

We will provide the specific terms of these securities in supplements to this prospectus at the time of offering. The prospectus supplement may also add, update or change information contained in this prospectus. You should read this prospectus, the applicable prospectus supplement, any free writing prospectus, as well as the documents incorporated or deemed to be incorporated by reference in this prospectus, carefully before you invest. This prospectus may not be used to sell securities unless accompanied by a prospectus supplement.

Our common stock is listed on the Nasdaq Global Select Market under the symbol “WBCO.” Each prospectus supplement will indicate if the securities offered thereby will be listed on any securities exchange.

We may offer securities through underwriters or dealers, by us directly, through agents or through a combination of any of these methods of sale. The prospectus supplement for an offering of securities will describe in detail the plan of distribution for that offering.

Investing in our securities involves risks. Please refer to the “Risk factors” section of this prospectus beginning on page 3, and the applicable prospectus supplement before you make your investment decision.

The securities offered by this prospectus are not savings accounts, deposits or other obligations of any bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

Neither the Securities and Exchange Commission nor any state securities commission or other regulatory body has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is September 4, 2009.

i

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that Washington Banking Company filed with the Securities and Exchange Commission, or the “SEC,” using a “shelf” registration process. Under this shelf registration process, we may sell, either separately or together, common stock, preferred stock, warrants, debt securities, units, stock purchase contracts or depositary shares in one or more offerings. We may also issue common stock, preferred stock or debt securities upon conversion, exercise or exchange of any of the securities mentioned above.

This prospectus provides you with a general description of the securities that we may issue. Each time we sell securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering. Such prospectus supplement may also add, update or change information contained in this prospectus. You should read this prospectus and the applicable prospectus supplement together with the additional information described under the heading “Where you can find more information.” We may also prepare free writing prospectuses that describe particular securities. Any free writing prospectus should also be read in connection with this prospectus and with any prospectus supplement referred to therein. For purposes of this prospectus, any reference to an applicable prospectus supplement may also refer to a free writing prospectus, unless the context otherwise requires.

All references in this prospectus to “we,” “us,” “our” or similar references mean Washington Banking Company and its subsidiaries and all references in this prospectus to “Washington Banking Company” mean Washington Banking Company excluding its subsidiaries, in each case unless otherwise expressly stated or the context otherwise requires. When we refer to “Whidbey Island Bank” in this prospectus, we mean our subsidiary, Whidbey Island Bank, a Washington-chartered commercial bank. We sometimes refer to Whidbey Island Bank as the “Bank.”

The registration statement that contains this prospectus, including the exhibits to the registration statement, contains additional information about us and the securities offered under this prospectus. The registration statement is available at the SEC website or at the SEC offices mentioned under the heading “Where you can find more information.”

The distribution of this prospectus and the applicable prospectus supplement and the offering of the securities in certain jurisdictions may be restricted by law. Persons into whose possession this prospectus and the applicable prospectus supplement come should inform themselves about and observe any such restrictions. This prospectus and the applicable prospectus supplement do not constitute, and may not be used in connection with, an offer or solicitation by anyone in any jurisdiction in which such offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so, or to any person to whom it is unlawful to make such offer or solicitation.

You should rely only on the information incorporated by reference or presented in this prospectus or an applicable prospectus supplement. Neither we, nor any underwriters, dealers or agents, have authorized anyone else to provide you with different information. We may only use this prospectus to sell securities if it is accompanied by a prospectus supplement. We are only offering these securities in jurisdictions where the offer is permitted. You should not assume that the information in this prospectus or the applicable prospectus supplement is accurate as of any date other than the dates on the front of those documents.

ii

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus, including information incorporated by reference, contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934. These statements may include statements that expressly or implicitly predict future results, performance or events. Statements other than statements of historical fact are forward-looking statements. The words “anticipates,” “expects,” “believes,” “estimates” and “intends” and words or phrases of similar meaning identify forward-looking statements. Forward-looking statements involve substantial risks and uncertainties, many of which are difficult to predict and are generally beyond our control. You should carefully consider those risks and uncertainties including those set forth in filings with the SEC, this prospectus and any prospectus supplement. Factors that might cause actual results to differ materially from those presented include, without limitation:

•	local and national general and economic conditions;

•	adverse changes in credit quality and increased delinquencies;

•	changes in interest rates and their impact on net interest margin;

•	competition from other financial services companies;

•	new legislation or regulatory requirements and changes to existing requirements;

•	the ability to consummate acquisitions and integrate acquired institutions;

•	the ability to realize efficiencies expected from investment in personnel and infrastructure; and

•	reduced demand for banking products and services.

There are many other factors that could cause actual results to differ materially from those contemplated by these forward-looking statements. We do not intend to update any factors or to publicly announce revisions to any of our forward-looking statements. Readers should consider any forward-looking statements in light of this explanation, and we caution readers about relying on forward-looking statements.

iii

PROSPECTUS SUMMARY

This summary provides a brief overview of the key aspects of Washington Banking Company and the offered securities that are known as of the date of this prospectus. For a more complete understanding of the terms of the offered securities, prior to making an investment decision, you should carefully read:

•	This prospectus, which explains the general terms of the securities we may offer;

•	The applicable prospectus supplement, which explains specific terms of the securities being offered and updates and changes information in this prospectus; and

•	The documents referred to in “Where you can find more information.”

Washington Banking Company

Washington Banking Company is a bank holding company incorporated under the laws of the State of Washington. We conduct our business primarily through our wholly owned subsidiary, Whidbey Island Bank, a Washington-chartered commercial bank that was originally formed in 1961. The Bank considers Island, San Juan, Skagit, Snohomish and Whatcom Counties, Washington as its primary market areas. The Bank conducts its business primarily from its main office in Oak Harbor, Washington and eighteen branch offices. The Bank is a community-oriented bank which provides a full range of personal and business banking services.

As of June 30, 2009, we had consolidated total assets of $934.7 million, net loans of $806.0 million, deposits of $787.6 million and shareholders’ equity of $107.9 million.

Our common stock is traded on the NASDAQ Global Select Market under the ticker symbol “WBCO.” Washington Banking Company’s principal executive office is located at 450 SW Bayshore Drive, Oak Harbor, Washington 98277. Our telephone number is (360) 679-3121. Our website is located at https://www.wibank.com. The information contained on our website is not a part of this prospectus.

The securities we may offer

We may use this prospectus to offer:

•	common stock;

•	preferred stock;

•	warrants;

•	debt securities;

•	units;

•	stock purchase contracts; and

•	depositary shares.

A prospectus supplement will describe the specific types, amounts, prices and detailed terms of any of these offered securities.

Common stock

We may issue common stock, no par value per share. Holders of common stock are entitled to receive dividends if, when and as declared by our Board of Directors. Each holder of common stock is entitled to one vote per share and has no preemptive rights or cumulative voting rights.

Preferred stock

We may issue one or more series of preferred stock with various terms to be determined by our Board of Directors. Each series of preferred stock will be more fully described in the particular prospectus supplement that will accompany this prospectus, including redemption provisions, rights in the event of liquidation, dissolution or winding up of Washington Banking Company, voting rights, conversion rights and how and when dividends will be paid on the series of preferred stock.

Our Articles of Incorporation do not permit our Board of Directors to determine the preferences, limitations, voting powers and relative rights of a series of preferred stock. Therefore, prior to the issuance of any preferred stock, our Board of Directors must recommend to our shareholders an amendment to our Articles of Incorporation and the shareholders entitled to vote must approve such amendment.

Warrants

We may issue warrants independently or together with any securities. Warrants are securities pursuant to which we may sell or purchase common stock, preferred stock, debt securities or any combination of these securities. We will issue any warrants under separate warrant agreements.

Debt securities

We may issue several different types of debt securities, including debentures, notes or other types of debt. For any particular debt securities we offer, the applicable prospectus supplement will describe the terms of the debt securities. We may issue senior and subordinated debt, including subordinated and junior subordinated debt securities, under separate indentures to be entered into by and between us and a qualified trustee selected by us. Debt securities may be convertible into our common stock or preferred stock, as described in the applicable prospectus supplement.

Units

We may issue units comprised of shares of common stock, shares of preferred stock, warrants, one or more debt securities, stock purchase contracts and depository shares in any combination.

Stock purchase contracts

We may issue stock purchase contracts, including contracts obligating holders to purchase from or sell to us, and us to sell to or purchase from the holders, a specified number of shares of common stock, preferred stock, warrants or depositary shares or other security or property at a future date or dates. The stock purchase contracts may be issued separately or as part of stock purchase units, consisting of a stock purchase contract and any combination of securities. The applicable prospectus supplement will describe the terms of the stock purchase contracts, including, if applicable, collateral arrangements.

Depositary shares

We may issue depositary shares representing fractional shares of debt securities or preferred stock. Each particular series of depositary shares will be more fully described in the prospectus supplement that will accompany this prospectus. These depositary shares will be evidenced by depositary receipts and issued under a deposit agreement between us and a bank or trust company.

RISK FACTORS

Before making an investment decision, you should carefully consider the risks described under “Risk factors” in the applicable prospectus supplement and in our most recent Annual Report on Form 10-K, and in our updates to those Risk Factors in our Quarterly Reports on Form 10-Q and our filings with the SEC, together with all of the other information appearing in this prospectus or incorporated by reference into this prospectus and any applicable prospectus supplement. Our business, financial condition or results of operations could be materially adversely affected by any of these risks. The trading price of our securities could decline due to any of these risks, and you may lose all or part of your investment.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and special reports, proxy statements and other information with the SEC. Our SEC filings are available to the public over the Internet at the SEC’s website at http://www.sec.gov. You may also read and copy any document we file with the SEC at its public reference facilities at 100 F Street, N.E., Washington, D.C. 20549. You can also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities.

We “incorporate by reference” into this prospectus information we file with the SEC, which means that we can disclose important information to you by referring you to documents incorporated by reference. The information incorporated by reference is an important part of this prospectus. Some information contained in this prospectus updates the information incorporated by reference, and information that we file subsequently with the SEC will automatically update this prospectus. In other words, in the case of a conflict or inconsistency between information set forth in this prospectus and information incorporated by reference into this prospectus, you should rely on the information contained in the document that was filed later.

INCORPORATION OF DOCUMENTS BY REFERENCE

Other than any portions of any such documents that are not deemed “filed” under the Securities Exchange Act of 1934 (“Exchange Act”) in accordance with the Exchange Act and applicable SEC rules, we incorporate by reference the documents listed below and any filings we make with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Exchange Act, as amended, after the date of this prospectus:

•

Annual Report on Form 10-K for the year ended December 31, 2008, including information specifically incorporated by reference into our Form 10-K from our definitive Proxy Statement for our 2009 annual meeting of shareholders;

•	Our definitive Proxy Statement in connection with our 2009 annual meeting of shareholders filed March 20, 2009;

•	Quarterly Report on Form 10-Q for the quarters ended March 31 and June 30, 2009;

•	Current Reports on Form 8-K filed January 20 and January 23, 2009; and

•	The description of our common stock contained in a Registration Statement on Form SB-2 filed on April 10, 1998 and thereafter amended in an Amendment No. 1 filed June 3, 1998.

You may request a copy of these filings, other than an exhibit to a filing unless that exhibit is specifically incorporated by reference into that filing, at no cost, by writing to or calling us at the following address:

Shelly L. Angus

Investor Relations Contact

Washington Banking Company

450 SW Bayshore Drive

Oak Harbor, WA 98277

(360) 679-3121 ext. 3824

THE COMPANY

Washington Banking Company, headquartered in Oak Harbor, Washington, is a Washington corporation registered as a bank holding company under The Bank Holding Company Act of 1956. The Company is primarily engaged in the business of planning, directing, and coordinating the business activities of its wholly owned subsidiary, Whidbey Island Bank. Whidbey Island Bank conducts business from 18 branches located in Island, San Juan, Skagit, Snohomish and Whatcom counties in northwest Washington state.

Whidbey Island Bank is a Washington state-chartered commercial bank. Whidbey Island Bank engages primarily in the business of providing commercial, real estate, private and professional banking services to commercial and individual customers in northwest Washington state and neighboring communities, including short-term and medium-term loans, revolving credit facilities, residential and commercial construction lending, mortgage lending, various savings programs, checking accounts, installment and personal loans, and bank credit cards.

As of June 30, 2009, we had total assets of approximately $934.7 million, total net loans of approximately $806.0 million, total deposits of approximately $787.6 million and total shareholders equity of approximately $107.9 million.

RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

Our consolidated ratio of earnings to combined fixed charges and preferred stock dividends for each of the periods indicated is as follows:

	Six months ended June 30,		Year ended December 31,
	2009	2008	2008	2007	2006	2005	2004
Ratio of earnings to combined fixed charges and preferred stock dividends:
Excluding interest on deposits	2.51	5.94	5.84	6.95	7.82	9.11	8.20
Including interest on deposits	1.33	1.62	1.58	1.54	1.74	2.2	2.07

For purposes of computing both of the ratios of earnings to combined fixed charges and preferred stock dividends:

•	earnings represent income from continuing operations before income taxes, plus fixed charges and preferred stock dividends;

•	fixed charges, excluding interest on deposits, include interest expense (other than on deposits) and amortized capitalized expenses related to indebtedness; and

•	fixed charges, including interest on deposits, include all interest expense and amortized capitalized expenses related to indebtedness.

No shares of our Fixed Rate Cumulative Perpetual Preferred Stock, Series A, or any other series of preferred stock, were outstanding during the years ended December 31, 2008, 2007, 2006, 2005 and 2004, or during the six months ended June 30, 2008, and we did not pay preferred stock dividends during these periods.

REGULATORY CONSIDERATIONS

As a bank holding company, the Company is subject to regulation, supervision and examination by the Federal Reserve Board (“FRB”) and the Bank is subject to regulation, supervision and examination by the Federal Deposit Insurance Company (“FDIC”) and the Washington State Department of Financial Institutions, Division of Banks (“DFI”). For a discussion of elements of the regulatory framework applicable to bank holding companies and their subsidiaries, please refer to our most recent Annual Report on Form 10-K, and the other documents incorporated herein by reference as described under “Incorporation of documents by reference.” This regulatory framework is intended primarily for the protection of depositors and the federal deposit insurance fund and not for the protection of security holders, including holders of our common stock. As a result of this regulatory framework, our results of operations and financial condition are affected by actions of the FRB, the FDIC and DFI.

Our ability to pay dividends on our common stock and our preferred stock depends primarily on dividends we receive from the Bank. Under federal regulations, the dollar amount of dividends the Bank may pay depends upon its capital position and recent net income. Banks and bank holding companies may be prohibited from paying any dividends if the holding company’s bank subsidiary is not adequately capitalized or the bank is in an unsafe or unsound condition. Under Washington law, no bank may declare or pay any dividend in an amount greater than its retained earnings. The DFI has the power to require any bank to suspend the payment of any and all dividends until all requirements that may have been made by the director shall have been complied with.

Under Washington law, the Company is subject to restrictions on dividends. The Company is prohibited from paying a dividend if, after making such dividend payment, it would be unable to pay its debts as they become due in the usual course of business, or if its total liabilities, plus the amount that would be needed, in the event the Company were to be dissolved at the time of the dividend payment, to satisfy preferential rights on dissolution of holders of preferred stock ranking senior in right of payment to the capital stock on which the applicable distribution is to be made exceed total assets.

There are numerous other governmental requirements and regulations that affect our business activities. A change in applicable statutes, regulations or regulatory policy may have a material effect on our business and on our ability to pay dividends on our common stock. Depository institutions, like the Bank, are also affected by various federal laws, including those relating to consumer protection and similar matters.

In addition to the foregoing regulatory restrictions, we are and may in the future become subject to contractual restrictions that would limit or prohibit us from paying dividends on our common stock, including those contained in the Securities Purchase Agreement between us and the U.S. Treasury (the “Treasury”), as described under “Description of capital stock—Common stock—Restrictions on dividends and repurchases under the agreement with the Treasury.”

USE OF PROCEEDS

Unless the applicable prospectus supplement states otherwise, the net proceeds from the sale of the offered securities will be added to our general funds and will be available for general corporate purposes, including, without limitation:

•	investments in or advances to our existing or future subsidiaries;

•	financing possible acquisitions;

•	repayment of obligations that have matured;

•	reducing or refinancing debt;

•	working capital; or

•	any other purpose described in the applicable prospectus supplement.

Until the net proceeds have been used, we may temporarily invest net proceeds in short-term securities. We will disclose any proposal to use the net proceeds from any securities offering in connection with an acquisition in the prospectus supplement relating to such offering.

DETERMINATION OF OFFERING PRICE

The applicable prospectus supplement will describe the various factors considered in determining the conversion, exercise or exchange price of any offered securities.

PLAN OF DISTRIBUTION

We may sell offered securities in any of the following ways:

•	to or through underwriters or dealers;

•	by us directly;

•	through agents; or

•	through a combination of any of these methods of sale.

The prospectus supplement will explain the ways we sell specific securities, including the names of any underwriters, dealers or agents, and details of the pricing of the securities, as well as the commissions, concessions or discounts we grant the underwriters, dealers or agents.

If we use underwriters in any sale, the underwriters will buy the securities for their own account and may resell the securities from time to time in one or more transactions, at a fixed public offering price or at varying prices determined at the time of sale. In connection with an offering, underwriters and selling group members and their affiliates may engage in transactions to stabilize, maintain or otherwise affect the market price of the securities, in accordance with applicable law.

DESCRIPTION OF CAPITAL STOCK

This section describes the general terms and provisions of the shares of our common and preferred stock based on the provisions of our Articles of Incorporation, Bylaws and applicable provisions of Washington law. This description is not complete and is subject to, and is qualified in its entirety by reference to our Articles of Incorporation, Bylaws and Washington law.

The prospectus supplement will describe the specific terms of the common stock or preferred stock offered through that prospectus supplement, including redemption provisions, rights in the event of liquidation, dissolution or winding up of Washington Banking Company, voting rights, conversion rights and how and when dividends will be paid on preferred stock. We may offer common stock or preferred stock upon the conversion, exercise or exchange of preferred stock, debt securities, warrants, stock purchase contracts or depositary shares. Generally, each series of preferred stock will rank on an equal basis with each other series of preferred stock and will rank prior to our common stock.

Authorized capital stock

Our authorized capital stock currently consists of:

•	13,679,757 shares of common stock with no par value per share; and

•	26,380 shares of preferred stock with no par value per share.

Our Articles of Incorporation do not permit our Board of Directors to determine the specific preferences, limitations, voting powers and relative rights of any series of preferred stock. Therefore, prior to the issuance of any preferred stock, our Board of Directors must recommend to our shareholders an amendment to our Articles of Incorporation setting forth the specific preferences, limitations, voting powers and relative rights of a series of preferred stock and the shareholders entitled to vote must approve such amendment.

As of September 1, 2009, there were 9,547,946 shares of our common stock issued and outstanding and 26,380 shares of our preferred stock issued and outstanding. All such shares of our preferred stock authorized, issued and outstanding are designated as Fixed Rate Cumulative Perpetual Preferred Stock, Series A (“Series A Preferred Stock”). Shares of Series A Preferred Stock that are redeemed, repurchased or otherwise acquired by us will revert to authorized but unissued shares of preferred stock, subject to the provisions of our Articles of Incorporation described above.

Common stock

General

Each holder of common stock is entitled to one vote for each share on all matters to be voted upon by the common shareholders. There are no cumulative voting rights. Subject to preferences to which holders of any shares of preferred stock may be entitled, holders of common stock will be entitled to receive ratably any dividends that may be declared from time to time by our Board of Directors out of funds legally available for that purpose. In the event of our liquidation, dissolution or winding up, holders of common stock will be entitled to share in our assets remaining after the payment or provision for payment of our debts and other liabilities, and the satisfaction of the liquidation preferences of the holders of preferred stock. Holders of common stock have no preemptive rights, conversion rights or other subscription rights. There are no redemption or sinking fund provisions that apply to the common stock. All shares of common stock currently outstanding are fully paid and nonassessable. The transfer agent and registrar for our common stock is Computershare Trust Company.

Restrictions on dividends and repurchases under the agreement with the Treasury

The Securities Purchase Agreement dated January 16, 2009 between us and the U.S. Department of the Treasury provides that prior to the earlier of (i) January 16, 2012 and (ii) the date on which all of the shares of the Series A Preferred Stock have been redeemed by us or transferred by the Treasury to third parties, we may not, without the consent of the Treasury, increase the quarterly cash dividend on our common stock above $0.065 per share or, subject to limited exceptions, redeem, repurchase or otherwise acquire shares of our common stock.

Series A Preferred Stock

This section summarizes the specific terms and provisions of our Series A Preferred Stock. The description of the Series A Preferred Stock is qualified in its entirety by the actual terms of the Series A Preferred Stock set forth in our Articles of Incorporation.

Ranking

The Series A Preferred Stock ranks senior to our common stock and will rank pari passu with preferred shares other than preferred shares which by their terms rank junior to any existing preferred shares.

Dividends and distributions

Cumulative dividends on shares of the Series A Preferred Stock accrue on the liquidation preference of $1,000 per share at a rate of 5% per annum for the first five years following the date of issue, and at a rate of 9% per annum thereafter, if, as and when declared by the Board of Directors out of funds legally available therefor. The Series A Preferred Stock have no maturity date and rank senior to our common stock with respect to the payment of dividends and distributions.

The Treasury’s consent will be required for any repurchase of our common stock or other capital stock or other equity securities or any trust preferred securities, other than repurchases of the senior preferred stock and share repurchases in connection with any employee benefit plan in the ordinary course of business consistent with past practice, until the earlier of the third anniversary of the Treasury’s investment or the date on which the senior preferred shares are redeemed in whole or the Treasury has transferred all of the senior preferred shares to unaffiliated third parties.

For so long as the Treasury continues to own any senior preferred stock, we may not repurchase any shares of senior preferred stock from any other holder of such shares unless we offer to repurchase a ratable portion of the senior preferred shares then held by the Treasury on the same terms and conditions.

Redemption

Subject to the approval of the Board of Governors of the Federal Reserve System and Treasury, the Series A Preferred Stock is redeemable at our option at 100% of their liquidation preference. All redemptions must be at 100% of the issue price plus any accrued and unpaid dividends, and shall be subject to the approval of our primary federal bank regulator.

Conversion

Shares of Series A Preferred Stock are not convertible.

Rights upon liquidation

The Series A Preferred Stock rank senior to our common stock with respect to amounts payable upon our liquidation, dissolution and winding up, and will rank pari passu with preferred shares other than preferred shares which by their terms rank junior to any existing preferred shares.

Voting

The Series A Preferred Shares are non-voting, other than class voting rights on:

•	any authorization or issuance of shares ranking senior to the Series A Preferred Stock;

•	any amendment to the rights of Series A Preferred Stock; or

•	any merger, exchange or similar transaction which would adversely affect the rights of the Series A Preferred Stock.

If dividends on the Series A Preferred Stock are not paid in full for six dividend periods, whether or not consecutive, the holder of the Series A Preferred Stock will have the right to elect two directors. The right to elect directors will end when dividends have been paid in full.

Anti-takeover effects

The provisions of our Articles of Incorporation and Bylaws and Washington law summarized in the following paragraphs may have anti-takeover effects and could delay, defer or prevent a tender offer or takeover attempt that a shareholder might consider to be in such shareholder’s best interest, including those attempts that might result in a premium over the market price for the shares held by shareholders, and may make removal of the incumbent management and directors more difficult.

Authorized shares

Our Articles of Incorporation authorize the issuance of 13,679,757 shares of common stock, of which 9,547,946 were issued and outstanding as of September 1, 2009. The common shares that are authorized but unissued provide our Board of Directors with flexibility to effect, among other transactions, financings, acquisitions, stock dividends, stock splits and the granting of equity incentive awards. However, these authorized but unissued shares may also be used by the Board of Directors consistent with its fiduciary duties to deter future attempts to gain control of us.

Consideration of non-monetary factors

Our Articles of Incorporation authorize the Board of Directors, when evaluating a merger, tender offer or exchange offer, sale of substantially all of our assets or similar provisions to consider the social and economic effects on the employees, customers, suppliers and other constituents of Washington Banking Company and its subsidiaries and on the communities in which Washington Banking Company and its subsidiaries operate or are located.

Staggered board of directors

Our Board of Directors is divided into three classes, each of which must be as nearly equal in number as possible. The members of each class are elected for a term of three years, with the terms of office of all members of one class expiring each year so that approximately one-third of the total number of directors is elected each year. The classification of directors, together with the provisions in our Articles of Incorporation described below that limit the ability of shareholders to remove directors have the effect of making it more difficult for shareholders to change the composition of the Board of Directors.

Our Articles of Incorporation provide that we will have the number of directors as may be fixed from time to time by our Board of Directors, provided that the number fixed by the Board may not be less than five or more than twelve. Washington Banking Company currently has seven directors. Our Articles of

Incorporation further provide that any director or the entire Board of Directors may be removed from office only for cause and only upon the affirmative vote of the holders of at least 66.66% of the total votes eligible to be cast at a meeting called expressly for that purpose.

The foregoing description of our Board of Directors does not apply with respect to directors that may be elected by the holders of the Series A Preferred Stock in the event we do not pay dividends on the Series A Preferred Stock for six or more dividend periods.

Nomination procedures

In addition to our Board of Directors, shareholders can nominate candidates for election to our Board of Directors. To do so, a shareholder must follow the advance notice procedures described in our Bylaws. In general, a shareholder must submit a written notice of the nomination to our Chairman or President not less than 14 days or more than 50 days prior to any meeting of shareholders called for the election of directors.

Interested shareholder transactions

Our Articles of Incorporation provide that an interested shareholder transaction, as defined in the Articles of Incorporation, must be approved by the affirmative vote of the holders of two-thirds of the shares entitled to be counted. Shares owned by or voted under the control of an interested shareholder are not entitled to be counted under this provision. In general, this heightened vote requirement does not apply if the Board of Directors approves the interested shareholder transaction.

Business combinations with certain persons

Washington law imposes restrictions on certain transactions between a corporation and certain significant shareholders. Chapter 23B.19 of the Washington Business Corporation Act prohibits a “target corporation,” with certain exceptions, from engaging in certain “significant business transactions” with an “acquiring person” who acquires 10% or more of the voting securities of a target corporation for a period of five years after such acquisition, unless the transaction or acquisition of shares is approved by a majority of the members of the target corporation’s board of directors prior to the date of the acquisition or, at or subsequent to the date of the acquisition, the transaction is approved by a majority of the members of the target corporation’s board of directors and authorized at a shareholders’ meeting by the vote of at least two-thirds of the outstanding voting shares of the target corporation, excluding shares owned or controlled by the acquiring person. The prohibited transactions include, among others, a merger or consolidation with, disposition of assets to, or issuance or redemption of stock to or from, the acquiring person, termination of 5% or more of the employees of the target corporation as a result of the acquiring person’s acquisition of 10% or more of the shares, or allowing the acquiring person to receive any disproportionate benefit as a shareholder. After the five-year period during which significant business transactions are prohibited, certain significant business transactions may occur if certain “fair price” criteria or shareholder approval requirements are met. Target corporations include all publicly-traded corporations incorporated under Washington law, as well as publicly traded foreign corporations that meet certain requirements.

Amendment of articles of incorporation and bylaws

Amendments to our Articles of Incorporation must be approved by our Board of Directors by a majority vote and by our shareholders by a majority of the voting group comprising all the votes entitled to be cast on the proposed amendment, and a majority of each other voting group entitled to vote separately on the proposed amendment; provided, however, that the affirmative vote of the holders of two-thirds of the shares entitled to vote is required to amend or repeal provisions of the Articles of Incorporation relating to interested shareholder transactions. Our Bylaws may be amended or repealed by our Board of Directors or by our shareholders.

DESCRIPTION OF WARRANTS

General

We may issue warrants in one or more series to purchase common stock, preferred stock, debt securities, depositary shares or any combination of these securities. Warrants may be issued independently or together with any underlying securities and may be attached to or separate from the underlying securities. We will issue each series of warrants under a separate warrant agreement to be entered into between us and a warrant agent. The warrant agent will act solely as our agent in connection with the warrants of such series and will not assume any obligation or relationship of agency for or on behalf of holders or beneficial owners of warrants.

The particular terms of the warrants that are offered by us will be described in a prospectus supplement. The prospectus supplement will describe the terms of any warrants, including the following, as may be applicable:

•	the title of the warrants;

•	the total number of warrants to be issued;

•	the consideration for which we will issue the warrants and the aggregate amount of securities purchasable upon exercise of the warrants;

•	anti-dilution provisions to adjust the number of our securities to be delivered upon exercise of the warrants;

•	the designation and terms of the underlying securities purchasable upon exercise of the warrants;

•	the price at which investors may purchase the underlying securities purchasable upon exercise of the warrants;

•	the dates on which the right to exercise the warrants will commence and expire;

•	the procedures and conditions relating to the exercise of the warrants;

•	whether the warrants will be in registered or bearer form;

•	information with respect to book-entry registration and transfer procedures, if any;

•	the minimum or maximum amount of warrants that may be exercised at any one time;

•	the designation and terms of the underlying securities with which the warrants are issued and the number of warrants issued with each underlying security;

•	the date on and after which the warrants and securities issued with the warrants will be separately transferable;

•	a discussion of material United States federal income tax considerations;

•	redemption or call provisions, if any;

•	the identity of the warrant agent; and

•	any other terms of the warrants, including terms, procedures and limitations relating to the exchange, transfer and exercise of the warrants.

You should keep in mind, however, that it is the warrants, the agreement relating to the warrants and the warrant certificates, and not the summaries in such prospectus supplement, which define your rights as a holder of such warrants. You should carefully read these documents for a full description of the terms of such warrants. A copy of the form of warrant agreement will be filed with the SEC as an exhibit to a report on Form 8-K or by a post-effective amendment to the registration statement that includes this prospectus. See “Where you can find more information” for information on how to obtain copies of this document.

TARP CPP Warrants

We have issued a warrant to the Treasury to purchase 492,164 shares of our common stock pursuant to the Treasury’s Capital Purchase Program. The following is a summary of the principal terms of the warrant issued to the Treasury.

Exercise

The warrant is immediately exercisable, in whole or in part, and the initial exercise price is $8.04 per share.

Anti-dilution

The exercise price of the warrant automatically adjusts to the number of shares and the exercise price necessary to protect the Treasury’s position upon the following events:

•	stock splits, stock dividends, subdivisions, reclassifications or combinations of our common stock;

•

until January 16, 2012, issuance of our common stock for consideration (or having a conversion price per share) less than 90% of the then current market value, except for issuances in connection with benefit plans, business acquisitions and public offerings; and

•

a determination by our Board of Directors to make an adjustment to the anti-dilution provisions as are reasonably necessary, in the good faith opinion of the Board of Directors, to protect the purchase rights of the warrant holders.

Term

The term of the warrant is 10 years.

Transferability and registration rights

The warrant is not subject to any contractual restrictions on transfer; provided that the Treasury may only transfer or exercise an aggregate of one-half of the warrants prior to the earlier of (i) the date on which we have received aggregate gross proceeds of not less than $26,380,000 from one or more offerings of common stock or perpetual preferred stock for cash and (ii) December 31, 2009.

We have granted the warrant holder piggyback registration rights for the warrants and the common stock underlying the warrant and we have agreed to take such other steps as may be reasonably requested to facilitate the transfer of the warrants and the common stock underlying the warrant. We have applied for NASDAQ listing of the common stock underlying the warrant.

Voting

The Treasury, the initial holder of the warrant, has agreed not to exercise voting power with respect to any shares of common stock issued upon exercise of the warrant.

Reduction

In the event that we have received aggregate gross proceeds of not less than $26,380,000 from one or more offerings of common stock or perpetual preferred stock for cash on or prior to December 31, 2009, the number of shares of common stock underlying the warrant then held by the Treasury shall be reduced by a number of shares equal to the product of (i) the number of shares originally underlying the warrant (taking into account all adjustments) and (ii) 0.5.

Substitution

In the event we are no longer listed or traded on a national securities exchange or securities association, the warrant will be exchangeable, at the option of the Treasury, for senior term debt or another economic instrument or security issued by us such that the Treasury is appropriately compensated for the value of the warrant, as determined by the Treasury.

DESCRIPTION OF DEBT SECURITIES

We may issue several different types of debt securities, including senior debt securities, subordinated debt securities, junior subordinated debt securities, debentures, notes or other types of debt. We will issue debt securities under separate indentures to be entered into by and between us and a qualified trustee selected by us.

A prospectus supplement will describe specific terms relating to the series of debt securities then being offered. Debt securities may be convertible into our common stock or preferred stock, as described in the prospectus supplement. The prospectus supplement may also include some or all of the following terms:

•	the title and type of the debt securities;

•	any limit on the total principal amount of the debt securities;

•	the date or dates on which the principal of the debt securities will be payable, or the method of determining or extending such date(s), and the amount or amounts of such principal payments;

•	the date or dates from which any interest will accrue, or the method of determining such date(s);

•

any interest rate or rates (which may be fixed or variable) that the debt securities will bear, or the method of determining or resetting such rate or rates, and the interest payment dates (if any) for the debt securities;

•	the circumstances, if any, in which payments of principal, premium, if any, or interest on the debt securities may be deferred;

•	the place or places where any principal, premium or interest payments may be made;

•

any optional redemption or other early payment provisions, including the period(s) within which, the price(s) at which, the currency or currencies (including currency units) in which, and the terms and conditions upon which, Washington Banking Company may redeem or prepay the debt securities;

•

any provisions obligating Washington Banking Company to repurchase or otherwise redeem the debt securities pursuant to sinking fund or analogous provisions, upon the occurrence of a specified event or at the holder’s option;

•	the denominations in which the debt securities are issuable;

•	the amount of discount, if any, with which the debt securities will be issued;

•	any index, formula or other method to be used for determining the amount of any payments on the debt securities;

•	if other than the outstanding principal amount, the amount that will be payable if the maturity of the debt securities are accelerated, or the method of determining such amount;

•

the person to whom any interest on the debt securities will be payable (if other than the registered holder of such debt securities on the applicable record date) and the manner in which it shall be payable;

•	any changes to or additional events of default or covenants;

•

any additions or changes to the indenture relating to a series of debt securities necessary to permit or facilitate issuing the series in bearer form, registrable or not registrable as to principal, and with or without interest coupons;

•

any provisions for the payment of additional amounts on debt securities, including additional amounts on debt securities held by non-U.S. persons in respect of taxes or similar charges withheld or deducted, and for the optional redemption of the debt securities in lieu of paying such additional amounts;

•	any provisions modifying the defeasance or covenant defeasance provisions that apply to the debt securities;

•	appointment of any paying agent(s);

•

the terms and conditions of any obligation or right we would have or any option you would have to convert or exchange the debt securities into other securities, cash or property of Washington Banking Company or any other person and any changes to the indenture to permit or facilitate such conversion or exchange;

•	the law governing the debt securities and the extent to which such other law governs; and

•	any other special terms of the debt securities.

You should keep in mind, however, that it is the debt securities and indenture agreement relating to the debt securities, and not the summaries in such prospectus supplement, which define your rights as a holder of such debt securities. You should carefully read these documents for a full description of the terms of such debt securities. A copy of the form of indenture agreement will be filed with the SEC as an exhibit to a report on Form 8-K or by a post-effective amendment to the registration statement that includes this prospectus. See “Where you can find more information” for information on how to obtain copies of this document.

DESCRIPTION OF UNITS

We may elect to offer, in one or more series, units consisting of common stock, one or more series of preferred stock, warrants, one or more debt securities, stock purchase contracts and depositary shares in any combination in such amounts and in such numerous distinct series as we determine. When we offer to sell units, we will summarize in a prospectus supplement the particular terms of the units and the applicable unit agreement that we believe will be most important to your decision to invest in such units. The applicable prospectus supplement may describe:

•	the designation and terms of the units and of the securities comprising the units, including whether and under what circumstances those securities may be held or transferred separately;

•	provisions of the governing unit agreement; and

•	any provisions for the issuance, payment, settlement, transfer or exchange of the units or of the securities comprising the units.

You should keep in mind, however, that it is the units and unit agreement, and not the summaries in such prospectus supplement, which define your rights as a holder of such units. You should carefully read these documents for a full description of the terms of such units. A copy of the form of unit agreement will be filed with the SEC as an exhibit to a report on Form 8-K or by a post-effective amendment to the registration statement that includes this prospectus. See “Where you can find more information” for information on how to obtain copies of this document. Unless otherwise specified in the applicable prospectus supplement, unit and unit agreement, each unit will be issued so that the holder of the unit is also the holder of each security included in the unit. The unit agreement under which a unit is issued may provide that the securities included in the unit may not be held or transferred separately, at any time or at any time before a specified date.

DESCRIPTION OF STOCK PURCHASE CONTRACTS

We may elect to offer, from time to time, stock purchase contracts, representing contracts obligating or entitling holders to purchase from us, and obligating or entitling us to sell to holders, a specific or varying number of shares of common stock or preferred stock, or other securities, property or assets, at a future date or dates. Alternatively, the stock purchase contracts may obligate or entitle us to purchase from holders, and obligate or entitle holders to sell to us, a specific or varying number of shares of common stock or preferred stock, or other securities, property or assets, at a future date or dates. We may issue stock purchase contracts separately or as a part of units. When we offer to sell a series of stock purchase contracts, we will summarize in a prospectus supplement the particular terms of such series of stock purchase contracts that we believe will be most important to your decision to invest in such series. You should keep in mind, however, that it is the stock purchase contract and, if applicable, any related collateral arrangements and depositary arrangements, and not the summaries in such prospectus supplement, which define your rights as a holder of such series of stock purchase contracts. You should carefully read these documents for a full description of the terms of the stock purchase contracts. Forms of these documents will be filed with the SEC as exhibits to a report on Form 8-K or by a post-effective amendment to the registration statement that includes this prospectus. See “Where you can find more information” for information on how to obtain copies of these documents. The price per share of common stock or preferred stock or the price of any other securities, property or assets, as the case may be, subject to any stock purchase contracts may be fixed at the time the stock purchase contracts are issued or may be determined by reference to a specific formula described in the stock purchase contracts.

DESCRIPTION OF DEPOSITARY SHARES

We may elect to offer depositary shares representing receipts for fractional interests in debt securities or preferred stock. In this case, we will issue receipts for depositary shares, each of which will represent a fraction of a debt security or share of a particular series of preferred stock (or a combination thereof), as the case may be. We will deposit the debt securities or shares of any series of preferred stock represented by depositary shares under a deposit agreement between us and a depositary, which we will name in the applicable prospectus supplement. Subject to the terms of the deposit agreement, as an owner of a depositary share you will be entitled, in proportion to the applicable fraction of a debt security or share of preferred stock represented by the depositary share, to all the rights and preferences of the debt security or preferred stock, as the case may be, represented by the depositary share, including, as the case may be, interest, dividend, voting, conversion, redemption, sinking fund, repayment at maturity, subscription and liquidation rights. When we offer to sell depositary shares, we will summarize in a prospectus supplement the particular terms of such depositary shares and the applicable deposit agreement that we believe will be most important to your decision to invest in such depositary shares. You should keep in mind, however, that it is the depositary shares, the deposit agreement and the indenture (in the case of depositary shares representing fractional interests in debt securities), or our Articles of Incorporation and Bylaws (in the case of depositary shares representing fractional interests in preferred stock) and not the summaries in such prospectus supplement, which define your rights as a holder of such depositary shares. You should carefully read these documents for a full description of the terms of such depositary shares. A copy of the form of deposit agreement will be filed with the SEC as an exhibit to a report on Form 8-K or by a post-effective amendment to the registration statement that includes this prospectus. See “Where you can find more information” for information on how to obtain copies of this document.

LEGAL MATTERS

Roberts Kaplan LLP, Portland, Oregon will act as legal counsel to the company and pass upon the validity of securities registered. Counsel for any underwriters, dealers or agents will be identified in the applicable prospectus supplement.

EXPERTS

The consolidated financial statements of Washington Banking Company and subsidiaries as of December 31, 2008 and 2007 and for each of the three years in the period ended December 31, 2008, and the effectiveness of its internal control over financial reporting as of December 31, 2008, incorporated in this document by reference from Washington Banking Company’s Annual Report on Form 10-K for the year ended December 31, 2008, have been audited by Moss Adams LLP, independent registered public accounting firm, as stated in its report, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

5,000,000 shares

Common stock

PROSPECTUS SUPPLEMENT

RBC CAPITAL MARKETS

FIG PARTNERS, LLC	MCADAMS WRIGHT RAGEN, INC.	WUNDERLICH SECURITIES

November 24, 2009

You should rely only on the information contained in this prospectus supplement. We have not authorized anyone to provide you with information different from that contained in this prospectus supplement. We are offering to sell, and seeking offers to buy, common shares only in jurisdictions where offers and sales are permitted. The information contained in this prospectus supplement is accurate only as of the date of this prospectus supplement, regardless of the time of delivery of this prospectus supplement or of any sale of our common shares.

No action is being taken in any jurisdiction outside the United States to permit a public offering of the common shares or possession or distribution of this prospectus supplement in that jurisdiction. Persons who come into possession of this prospectus supplement in jurisdictions outside the United States are required to inform themselves about and to observe any restrictions as to this offering and the distribution of this prospectus supplement applicable to that jurisdiction.